   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 1998

                                                 REGISTRATION NO. 333-56569
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------

                           GREENPOINT FINANCIAL CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                    06-1379001                 6712
    (STATE OR OTHER            (I.R.S. EMPLOYER     (PRIMARY STANDARD INDUSTRIAL
    JURISDICTION OF           IDENTIFICATION NO.)   CLASSIFICATION CODE NUMBER)
   INCORPORATION OR
     ORGANIZATION)

                    90 PARK AVENUE NEW YORK, NEW YORK 10016
                                 (212) 834-1710
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                                HOWARD C. BLUVER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                 90 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 834-1724
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                       OF REGISTRANT'S AGENT FOR SERVICE)
                                ---------------
                                    COPY TO:

        CRAIG M. WASSERMAN, ESQ.             RICHARD J. SANDLER, ESQ.
     WACHTELL, LIPTON, ROSEN & KATZ              DAVIS POLK & WARDWELL
          51 WEST 52ND STREET                     450 LEXINGTON AVENUE
        NEW YORK, NEW YORK 10019                NEW YORK, NEW YORK 10017
             (212) 403-1000                          (212) 450-4000
                                ---------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                                ---------------
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
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--------------------------------------------------------------------------------

                                                                          PROPOSED
                                                            PROPOSED      MAXIMUM
                                                            MAXIMUM      AGGREGATE    AMOUNT OF
          TITLE OF EACH CLASS OF            AMOUNT TO BE OFFERING PRICE   OFFERING   REGISTRATION
        SECURITIES TO BE REGISTERED          REGISTERED    PER SHARE       PRICE        FEE(1)
-------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share....      N/A           N/A       $690,000,000   $203,550

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGIS- + +TRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECU- + +RITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECU- + +RITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME + +THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CON- + +STITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL + +THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SO- + +LICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY STATE.                                       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

PROSPECTUS                  DATED JUNE 26, 1998

15,000,000 Shares

GREENPOINT [LOGO] FINANCIAL

Common Stock
(par value $.01 per share)

All of the shares of Common Stock offered hereby are being offered by GreenPoint Financial Corp. (the "Company"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "GPT." On June 25, 1998, the last reported sale price of the Common Stock on the NYSE was $37 5/16 per share. See "Price Range of Common Stock and Dividends."

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE NEW YORK STATE BANKING DEPARTMENT OR ANY OTHER STATE OR FEDERAL REGULATORY AGENCY, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE NEW YORK STATE BANKING DEPARTMENT, OR ANY OTHER STATE OR FEDERAL REGULATORY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE COMMISSION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

--------------------------------------------------------------------------------

           PRICE TO UNDERWRITING PROCEEDS TO
           PUBLIC   DISCOUNT (1) COMPANY (2)
--------------------------------------------
Per Share  $        $            $
--------------------------------------------
Total (3)  $        $            $
--------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $900,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 2,250,000 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discount and
Proceeds to Company will be $   , $    and $   , respectively.

The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common
Stock will be made against payment therefor on or about     , 1998, at the
offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.             GOLDMAN, SACHS & CO.               LEHMAN BROTHERS

                              Joint Lead Managers

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                         KEEFE, BRUYETTE & WOODS, INC.
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

     , 1998

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFI-CALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIP-TION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No person has been authorized to give any information or to make any represen-tation other than those contained or incorporated by reference in this prospec-tus, and, if given or made, such information or representation must not be re-lied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this pro-spectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

No action has been or will be taken by the Company or any Underwriter that would permit a public offering of the Common Stock or possession or distribu-tion of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Com-mon Stock and the distribution of this Prospectus.

                               TABLE OF CONTENTS

Available Information.................   3
Incorporation of Certain Documents
 by Reference.........................   3
Cautionary Statement Concerning
 Forward-Looking Information..........   4
Prospectus Summary....................   5
Risk Factors..........................   8
Use of Proceeds.......................  10
Price Range of Common Stock and
 Dividends............................  10
Capitalization........................  11
Selected Financial Data...............  12

Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations........................  14
Business..............................  29
Management............................  31
Description of Capital Stock..........  34
Underwriting..........................  38
Legal Matters.........................  39
Experts...............................  39

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Ex-change Act of 1934, as amended (the "Exchange Act"), and in accordance there-with files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Chicago Re-gional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the Commission. In addition, reports, proxy statements and other information about the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, including documents and information incorpo-rated by reference, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), that relates to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which forms a part of the Registration State-ment, omits certain information set forth in the Registration Statement. Statements contained in this Prospectus as to the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete and each such statement is qualified in its entirety by reference to the copy of such document as so filed. Copies of the Registration Statement and the exhibits thereto are on file at the of-fices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents or portions of documents filed by the Company with the Commission are incorporated herein by reference:

(1) the Company's Annual Report on Form 10-K for the fiscal year ended Decem-ber 31, 1997, as amended;
(2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998;
(3) the Company's Current Report on Form 8-K dated April 11, 1998; and
(4) the description of the Company's Common Stock contained in its registra-tion statement on Form 8-A, filed on September 27, 1993, including any amendments or reports filed for the purpose of updating such description.

All reports and other documents filed by the Company with the Commission pur-suant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the effective date of the Registration Statement and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or su-persedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Pro-spectus.

Upon written or oral request, the Company will provide or will cause to be provided to each person to whom this Prospectus is delivered, without charge, a copy of any or all such documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that are incorporated by refer-ence into this Prospectus). Written or oral requests for copies should be di-rected to GreenPoint Financial Corp., Attn. Investor Relations, 90 Park Ave-nue, New York, New York 10016, telephone (212) 834-1710.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act and is subject to the safe harbor created by such sections. These forward-looking statements include information concerning possible or assumed future results of operations and business plans of the Company set forth under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Op-erations" in the Company's Annual Report on Form 10-K, as amended, "Notes to Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Quarterly Re-port on Form 10-Q, and "Other Events" in the Company's Current Report on Form 8-K, each of which has been incorporated by reference herein. In addition, these forward-looking statements include information concerning possible or as-sumed future results of operations and business plans and strategies of the Company set forth in this Prospectus under "Prospectus Summary -- Strategy," "-- Acquisition of BankAmerica Housing Services," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and other information set forth in this Prospectus and the documents incorporated herein preceded by, followed by, or that include the words "believes," "ex-pects," "anticipates," "intends," "plans," "estimates" or similar words or ex-pressions. Forward-looking statements are subject to various risks and uncer-tainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements because of a number of factors, many of which are beyond the Company's ability to control or predict. Purchas-ers of shares of Common Stock should understand that the following important factors, in addition to those identified in the "Risk Factors" section of this Prospectus and in the documents that have been incorporated herein, could af-fect the future results of the Company and could cause results to differ mate-rially from those expressed in such forward-looking statements: the effect of economic conditions, including changes in interest rates, loan demand and real estate values; risks and uncertainties associated with acquisitions, including cost savings and ability to integrate the acquired business; levels of defaults and prepayments on loans made by the Company; change in any applicable law, rule, regulation or practice with respect to tax or accounting issues or other-wise; and adverse changes or conditions in capital or financial markets. The forward-looking statements are made as of the date of this Prospectus, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

                               PROSPECTUS SUMMARY

The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and/or incorporated herein by reference. Unless the context otherwise requires, all references to the Company include GreenPoint Financial Corp. and its consolidated subsidiaries. Unless otherwise indicated, all information set forth herein assumes that the Under-writers' over-allotment option is not exercised. Throughout this Prospectus, all references to numbers of shares of Common Stock and per share amounts have been adjusted to reflect a 2-for-1 stock split paid on March 4, 1998. Prospec-tive investors should carefully consider the information set forth under the heading "Risk Factors."

THE COMPANY

The Company is a bank holding company organized under the laws of the state of Delaware and registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company provides a variety of financial services, primarily through its bank subsidiary, GreenPoint Bank, a New York State chartered sav-ings bank (the "Bank") and the Bank's wholly-owned subsidiary, GreenPoint Mort-gage Corp. ("GPMC"), a national home mortgage banking company headquartered in Charlotte, North Carolina. As of March 31, 1998, the Company had consolidated total assets of approximately $13.2 billion, total loans of approximately $8.9 billion, total deposits of approximately $10.9 billion and stockholders' equity of approximately $1.3 billion. The Bank operates 73 full-service branches in the greater New York City Metropolitan area.

Through the Bank and GPMC, the Company is primarily engaged in mortgage lending in New York and across the nation. The Company originates both adjustable-rate mortgage and fixed-rate loans, primarily through a network of mortgage brokers, mortgage bankers, attorneys and other real estate professionals and, to a lesser extent, from customers and members of the local communities in the Company's lending area. The Company specializes in a limited documentation mortgage loan product referred to as "No Doc" loans. The Company has histori-cally funded its No Doc portfolio with consumer deposits raised through its thrift operations in the greater New York City Metropolitan area. In 1997, the Company's No Doc lending program accounted for 96.0% of its loan originations. As a result of its No Doc lending focus, the Company traditionally has achieved higher interest margins and levels of net interest income than those generated by lenders that concentrate on loans underwritten in conformance with the Fed-eral National Mortgage Association ("FNMA") standards. This, in turn, has re-sulted in a relatively high level of profitability despite traditionally higher levels of loan delinquencies. The Company, which expanded into 11 new markets in the first quarter of 1998, currently operates in 27 markets across the United States. The Company increased its mortgage loan originations from $2.4 billion in 1996 to $2.9 billion in 1997. For a more extensive discussion of the business of the Company, see "Business -- The Company."

The Company maintains its principal executive offices at 90 Park Avenue, New York, New York 10016, telephone (212) 834-1710.

STRATEGY

The Company believes that its unique expertise in the niche business of No Doc lending differentiates it from other financial services companies. The Company's No Doc loan business serves a particular niche of borrowers willing to provide larger down payments and pay a premium, in the form of higher inter-est rates and loan fees, in exchange for loan processing that is made more ex-pedient by virtue of requiring less income and asset information than is re-quired for FNMA conforming loans. The Company's strategy incorporates the use of in-house appraisers to value the properties securing its loans and the ap-plication of consistent collection practices in order to manage its lending risks.

The following competitive strengths were significant to the Company's past suc-cess and are significant to its future business strategy:

  . Strong credit policies

  . Rigorous expense management

  . "Best in class" collection practices

  . Stable funding through a strong and efficient deposit franchise

  . Proactive capital management

  . A disciplined approach to acquisitions

The Company strives to achieve continued earnings growth through:

A Leading National Presence in No Doc Lending
The Company has sought to expand its No Doc lending operations beyond its orig-inal base in the greater New York City Metropolitan area by opening offices in five new markets in 1996, six new markets in 1997 and 11 new markets during the first quarter of 1998. The Company intends to expand into 6 additional new mar-kets during the remainder of 1998. Management expects the revenue contributions of non-New York businesses to grow as a result of the Company's nation-wide ex-pansion into new markets, increases in established markets outside New York and investment in building its "True NoDoc" brand name.

Disciplined Expansion into Other Niche Consumer Finance Businesses
The Company believes that its pending acquisition of the manufactured housing lending business of B of A Housing (as defined below) described below is con-sistent with the Company's strategy of targeting under-served niche markets. The Company intends to explore a variety of strategic investment options that similarly complement its existing business strengths in order to diversify its revenue sources, leverage its credit and expense management skills and provide incremental growth opportunities.

Additional Consolidation Opportunities in the New York Consumer Banking and Thrift Market
The Company also intends to expand its thrift franchise--currently the second largest thrift franchise in the greater New York City Metropolitan area mea-sured by deposits--by acquisition and to improve the profitability of its branch offices by generating increased fee income through the introduction of new products. In 1995, the Company acquired the 60-branch franchise of Home Savings of America, FSB in New York. In 1997, the Company added mutual fund sales to its annuity program, introduced a GreenPoint credit card program through First USA, expanded its ATM network and introduced its first retail home equity line of credit product. To increase sales of this enhanced product line, the Company began an incentive program designed to build a more effective sales culture within the branch offices. The combination of new product offer-ings and an improved sales culture helped the Company achieve a 30.6% increase in branch fee income to $6.4 million in the first quarter of 1998 over the first quarter of 1997.

A Strong Commitment to Expense and Capital Management
The Company employs rigorous expense management and active capital management in an effort to deliver enhanced stockholder value. In 1997, the Company achieved an efficiency ratio of 42.7%, representing a 160 basis point improve-ment in its efficiency ratio versus 1996. Even though the Company opened six new sales offices outside of the greater New York City Metropolitan area and established a new risk management function during 1997, the Company decreased its number of full-time equivalent employees by 8.6% (to 1,951 employees) in 1997. In addition to headcount reduction, the relocation of the Company's mort-gage servicing operation from New York City to Columbus, Georgia, where average operating costs are lower, contributed to expense savings. During 1997, the Company repurchased 11.4 million shares of Common Stock, while maintaining strong capital levels. The Company is committed to further efforts to manage costs and manage its capital actively.

ACQUISITION OF BANKAMERICA HOUSING SERVICES

On April 13, 1998, the Company announced that the Bank had entered into a de-finitive agreement with BankAmerica Corporation, a Delaware corporation ("BankAmerica"), to acquire the manufactured housing lending business of BankAmerica Housing Services ("B of A Housing"), a division of Bank of America, FSB, a federal savings bank and wholly-owned subsidiary of BankAmerica, for a purchase price of approximately $703 million (the "B of A Housing Acquisi-tion"). The B of A Housing Acquisition will constitute a purchase for account-ing and financial reporting purposes, resulting in approximately $468 million of tax-deductible goodwill, which will be amortized over 15 years.

B of A Housing is the second largest originator and servicer of manufactured housing loans, with annual originations in 1997 of more than $2.5 billion and a servicing portfolio of $10.6 billion as of December 31, 1997. B of A Housing has a national sales and services network of 45 offices and more than 5,000 dealer relationships in 48 states. The Company believes that the manufactured housing lending business of B of A Housing is a sound strategic fit with the Company's existing business and expects that the B of A Housing Acquisition will provide the Company with a significant additional source of revenue growth. Furthermore, while the Company is acquiring the revenue associated with the B of A Housing servicing portfolio, it will not acquire any existing credit risk other than that associated with a warehouse portfolio of up to $800 mil-lion in loans to be originated prior to the closing of the acquisition. In or-der to ensure the integration and future performance of the acquired business, the Company expects to retain the key management of B of A Housing. The B of A Housing Acquisition is subject to certain customary conditions. The Company ex-pects to consummate the B of A Housing Acquisition in the third quarter of 1998.

                                  THE OFFERING

 COMMON STOCK OFFERED(1)........................... 15,000,000 shares
 COMMON STOCK OUTSTANDING AFTER THE
  OFFERING(1)(2)(3)................................ 98,387,002 shares
 USE OF PROCEEDS................................... The Company intends to use the net proceeds from the
                                                    offering together with
                                                    available cash to fund the
                                                    purchase price of the B of
                                                    A Housing Acquisition. In
                                                    addition, the net proceeds
                                                    of the offering will
                                                    qualify as Tier 1 Capital
                                                    of the Company for
                                                    regulatory purposes. See
                                                    "Use of Proceeds."
 NYSE TRADING SYMBOL FOR COMMON STOCK.............. "GPT"

-------

(1) Excludes up to 2,250,000 shares of Common Stock subject to an over-allot-ment option granted by the Company to the Underwriters. See "Underwriting."

(2) Excludes 6,795,926 shares of Common Stock issuable upon exercise of out-standing options and 2,448,104 shares of Common Stock reserved for issuance pursuant to future option grants under the Company's stock option plans.

(3) Estimated based on the number of shares of Common Stock outstanding as of June 25, 1998.

                                  RISK FACTORS

In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following risk factors relating to the Company and the Common Stock before making an investment in the shares of Com-mon Stock offered hereby.

COMPETITION RISK

The Company faces significant competition both in making loans and in at-tracting deposits. The greater New York City Metropolitan area has a high den-sity of financial institutions, many of which are branches of significantly larger institutions with greater financial resources than those of the Company and all of which are competitors of the Company to varying degrees. The Company's competition for loans comes principally from savings banks, commer-cial banks, savings and loan associations, mortgage banking companies, credit unions and finance companies. Its most direct competition for deposits histori-cally has come from savings and loan associations, savings banks, commercial banks and credit unions. The Company faces additional competition for deposits from non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.

The Company competes primarily on the basis of pricing, terms and structure in many of its markets. From time to time, competitors of the Company seek to com-pete aggressively on the basis of these factors and the Company may lose market share to the extent it is unwilling to match its competitors' pricing, terms and structure in order to maintain its interest margins or to maintain its credit discipline. To the extent that the Company matches competitors' pricing, terms or structure, it may experience lower interest margins and/or increased credit losses.

BUSINESS CONCENTRATION RISK

At March 31, 1998, one-to-four family residential mortgages constituted 87% of the Company's total mortgage portfolio. In addition, in 1997, the Company's No Doc lending program accounted for 96.0% of the Company's total originations. No assurance can be given that the Company will be able to sustain the growth it has achieved in the past, which may negatively impact its interest rate margin, interest rate spread and net income. Further, in the event other financial in-stitutions establish lending programs which target one-to-four family residen-tial mortgages by offering lending products similar to the Company's No Doc program, such intensified competition may result in the Company's inability to sustain its previous growth in such lending or result in a decline in the Company's market share. The Company's narrow lending focus may place the Com-pany in a less favorable position to increase its market share in other types of lending than an institution with a broader based lending business and expe-rience in other types of lending.

NO DOC LENDING RISKS

The Company's lending activities emphasize the origination of real estate loans that are underwritten with primary reliance placed upon a borrower's level of equity in the property securing the loan or level of down payment. In contrast, other lending institutions may rely more heavily upon a borrower's demonstrated ability to repay the loan and independently verified income levels. The Company does not seek to independently verify a borrower's income or asset information in connection with its No Doc lending program. Compared to the loans originated in accordance with FNMA underwriting guidelines and procedures ("FNMA con-forming loans"), No Doc loans involve a higher degree of risk because the Com-pany has limited verified knowledge of the borrower's level of income or abil-ity to service the indebtedness which, in turn, may result in a higher rate of default.

Because the Company's No Doc underwriting determinations rely upon the market value of the properties securing the loans, declines in real estate values in the Company's primary lending areas may result in unanticipated principal losses to the Company and declines in the regional economies may result in in-creased delinquencies or increased foreclosure-related expenses and expenses related to its other real estate. At December 31, 1997, 69% of the Company's mortgage loan portfolio was secured by properties located in New York State, most of which were located in New York City and the surrounding counties. Com-pared to lending institutions that rely more heavily upon a borrower's income and demonstrated ability to repay the loan, No Doc loans involve additional li-quidity risks because they are less readily marketable in the secondary market either as whole loans or as pooled or securitized loans.

RISKS FROM EXPANSION INTO NEW MARKETS

In the first quarter of 1998, the Company expanded its lending business into 11 new markets across the country, and it intends to continue to expand its business into new markets. Although the Company believes that it has imple-mented appropriate underwriting and credit quality controls in these new mar-kets and will implement similar controls in future markets, there can be no assurance that the Company will be successful in generating significant loan originations in these new markets or that the Company's loss experience in these areas will be comparable to that in New York. The Company has less fa-miliarity with real estate markets in these areas than it does in New York and credit losses are likely to increase with the seasoning of these relatively new loans.

RISKS FROM ACQUISITIONS

The Company recently announced that it entered into a definitive agreement to acquire the manufactured housing lending business of B of A Housing, which will constitute a new line of business for the Company. The Company expects that the B of A Housing business will continue to be operated by its current management, and therefore will be dependent on the current employees of B of A Housing. There can be no assurance that the Company will be successful in re-taining key personnel currently employed by B of A Housing. In addition, there can be no assurance that the B of A Housing Acquisition will be accretive to cash or GAAP earnings per share, that the Company will be able to manage the B of A Housing business successfully or, to the extent appropriate, integrate it into the Company's existing business or that the Company will be able to main-tain B of A Housing's volume of loan originations. Furthermore, there is sub-stantial competition in the market for originations of manufactured housing loans. The Company continually evaluates acquisition opportunities and may un-dertake informal discussions or negotiations that may result in future acqui-sitions. Because acquisitions typically involve the payment of a premium over book and market values, future acquisitions could result in dilution to the Company's income and book value.


INTEREST RATE RISK

The Company's profitability, like that of most financial institutions, is de-pendent to a large extent upon its net interest income, which is the differ-ence between its interest income on interest-earning assets, such as loans and investments, and its interest expense on its deposits and borrowings. Interest rate risk arises in the ordinary course of the Company's business because the repricing characteristics of its mortgage loans and other interest-earning as-sets do not necessarily match those of its deposit and other interest-bearing liabilities.

Changes in interest rates can also affect the amount of loans the Company originates, as well as the value of its loans and other interest-earning as-sets and its ability to realize gains on the sale of such assets and liabili-ties. Prevailing interest rates also affect the extent to which borrowers pre-pay loans owned by the Company. When interest rates increase, borrowers are less likely to prepay their loans, and when interest rates decrease, borrowers are more likely to prepay loans. Funds generated by prepayment might be in-vested at a less favorable interest rate. Prepayments may adversely affect the value of mortgage loans, the levels of such assets that are retained in the Company's portfolio, net interest income and loan servicing income. Similarly, prepayments on mortgage-backed securities can adversely affect the value of such securities and the interest income generated by them.

In addition, an increase in interest rates could adversely impact the ability of the Company's floating-rate borrowers to meet their higher payment obliga-tions, which could result in an increase in non-performing assets and credit losses.

Increases in interest rates might cause depositors to shift funds from ac-counts that have a comparatively lower cost (such as regular savings accounts) to accounts with a higher cost (such as certificates of deposit). If the cost of deposits increases at a rate greater than yields on interest-earning assets increase, the interest-rate spread will be negatively affected. Changes in the asset and liability mix also affect the interest-rate spread.

PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS

The Company's Certificate of Incorporation and Bylaws contain provisions that might have the effect of discouraging certain transactions involving an actual or threatened change of control of the Company, and Delaware law contains certain provisions, including those related to transactions with certain interested stockholders, that might have the effect of discouraging certain transactions not approved by a company's board of directors. See "Description of Capital Stock."

                                USE OF PROCEEDS

All of the Common Stock offered hereby is being sold by the Company. The net
proceeds of the offering are expected to be approximately $     or ($
if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering together with available cash to fund the purchase price of the B of A Housing Acquisition. In addition, the net proceeds of the offering will qualify as Tier 1 Capital of the Company for reg-ulatory purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The following table sets forth the high and low last reported sale prices for the Common Stock on the NYSE for the periods indicated and the cash dividends declared per share of Common Stock in each quarter:

                                                        -----------------------
                                                          HIGH    LOW DIVIDENDS
                                                        ------ ------ ---------
1996
  First Quarter........................................ $14.50 $12.00     $0.10
  Second Quarter.......................................  15.25  13.63      0.10
  Third Quarter........................................  19.13  13.50      0.10
  Fourth Quarter.......................................  25.07  19.63      0.10
1997
  First Quarter........................................ $31.69 $22.81     $0.13
  Second Quarter.......................................  33.28  25.88      0.13
  Third Quarter........................................  33.00  29.34      0.13
  Fourth Quarter.......................................  36.28  31.13      0.13
1998
  First Quarter........................................ $37.31 $32.69     $0.16
  Second Quarter (through June 25, 1998)...............  42.06  36.19      0.16

The number of stockholders of record of Common Stock on June 5, 1998 was 4,466. For the last sale price of the Common Stock as of a recent date, see the cover of this Prospectus.

Future dividends will be determined by the Company's Board of Directors based upon an assessment of the earnings and financial condition of the Company and other factors, including applicable governmental regulations and policies. Cash dividends from the Bank and liquid assets at the holding company level are the Company's principal sources of funds for paying cash dividends on the Common Stock. The Bank is subject to certain regulatory requirements that affect its ability to pay cash dividends to the Company. See "Description of Capital
Stock -- Common Stock -- Dividends."

                                 CAPITALIZATION

The following table sets forth the long-term debt and consolidated capitaliza-tion of the Company as of March 31, 1998 (i) on an actual basis and (ii) as ad-justed to give effect to the sale by the Company of the shares of Common Stock offered hereby. This table should be read in conjunction with "Selected Finan-cial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                ------------------------
                                                AS OF MARCH 31, 1998
                                                ------------------------
                                                  ACTUAL     AS ADJUSTED
                                                --------     -----------
Dollars in millions
Total long-term debt........................... $  399.6        $  399.6
Stockholders' equity:
  Common stock $0.01 par value, 220,000,000
   shares authorized, 84,469,000 shares
   outstanding (99,469,000 shares as
   adjusted)(1)................................      1.1             1.1
  Additional paid-in capital...................    835.3         1,122.1
  Unallocated Employee Stock Ownership Plan
   (ESOP) shares...............................   (113.7)         (113.7)
  Unearned stock plans shares..................     (5.3)           (5.3)
  Retained earnings............................  1,162.2         1,162.2
  Accumulated other comprehensive income, net..     (2.5)           (2.5)
  Treasury stock...............................   (597.8)         (342.6)
                                                --------     -----------
Total stockholders' equity..................... $1,279.3        $1,821.3
                                                --------     -----------
Total capitalization........................... $1,678.9        $2,220.9
                                                ========     ===========
REGULATORY CAPITAL RATIOS:
Tier 1 Capital (to average assets).............     7.32%(2)       11.65%(2)
Risk-based capital:
Tier 1 Capital (to risk weighted assets).......    14.78%(2)       23.11%(2)(3)
Total Capital (to risk weighted assets)........    16.03%(2)       24.37%(2)(3)

-------

(1)Excludes 7,162,488 shares issuable upon exercise of outstanding stock options (of which 2,566,565 are currently exercisable) and 2,496,104 shares reserved for issuance for future option grants under the Company's stock option plans.
(2)These ratios are calculated using regulatory guidelines which exclude the impact on stockholders' equity resulting from the adoption of Statement of Fi-nancial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

(3)The net proceeds from the transaction are assumed to be invested in over-night funds which are assigned to the 20% risk weight category.

                            SELECTED FINANCIAL DATA

The results of operations and balance sheet data presented below for the three months ended March 31, 1998 and 1997 and as of March 31, 1998 and 1997, respec-tively, were derived from the unaudited consolidated financial statements of the Company incorporated by reference herein, which, in the opinion of manage-ment, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement for the unaudited interim periods. The results of operations and balance sheet data presented below for each of the years in the three year period ended December 31, 1997 and as of December 31, 1997 and 1996, respectively, were derived from the audited consolidated financial state-ments of the Company and notes thereto incorporated by reference herein. The results of operations and balance sheet data presented below for the year ended December 31, 1994, the six months ended December 31, 1993, the year ended
June 30, 1993 and as of December 31, 1995, December 31, 1994 and December 31, 1993, respectively, were derived from the audited consolidated financial state-ments and the related notes not presented or incorporated by reference herein. The data for the three month period ended March 31, 1998 is not necessarily in-dicative of operating results that may be expected for a full year.

                         ------------------------------------------------------------------
                                                                          SIX
                         THREE MONTHS                                    MONTHS      YEAR
                             ENDED             YEARS ENDED               ENDED      ENDED
                           MARCH 31,          DECEMBER 31,            DECEMBER 31, JUNE 30,
                         ------------- ---------------------------    ------------ --------
                           1998   1997   1997   1996   1995   1994            1993     1993
                         ------ ------ ------ ------ ------ ------    ------------ --------
Dollars in millions,
except per share data
RESULTS OF OPERATION
Net interest income..... $119.4 $120.4 $475.0 $446.5 $350.7 $337.5          $158.4   $303.2
Provision for possible
 loan losses............    4.0    5.0   18.9   15.7    9.5   32.3            25.3     63.6
Total non-interest
 income.................   12.8   19.2   56.2   56.9   35.8   27.1            16.2     33.0
Total non-interest
 expense................   74.0   68.2  270.3  263.2  178.6  121.4            51.8     99.7
Income taxes............   20.6   26.7   94.4   92.0   90.9   98.0            41.2     83.7
Net income..............   33.6   39.7  147.6  132.5  107.5  112.9            56.3     83.9(1)
Basic earnings per
 share..................   0.47   0.49   1.96   1.56   1.16   1.12(2)          --       --
Diluted earnings per
 share..................   0.45   0.47   1.86   1.51   1.14   1.11(2)          --       --
Dividends per share.....   0.16   0.13   0.50   0.40   0.40   0.30(2)          --       --

-------
(1) Includes the cumulative effect of change in accounting principles of ($5.3) million.
(2) Earnings per share calculations and dividends per share are for the period subsequent to the Company's initial public offering on January 28, 1994.

                          ----------------------------------------------------------------------
                                                                 AT
                            AT MARCH 31,                    DECEMBER 31,
                          ----------------- --------------------------------------------
                              1998     1997     1997     1996     1995     1994     1993
                          -------- -------- -------- -------- -------- -------- --------
Dollars in millions
BALANCE SHEET DATA
Loans receivable held
 for investment, net....  $8,916.9 $7,693.7 $8,795.6 $7,294.3 $5,858.6 $5,594.1 $5,376.6
Allowance for possible
 loan losses............     110.0    106.0    109.0    105.0    105.5    103.0    147.0
Securities and trading
 assets.................   2,357.4  3,999.1  2,036.7  4,359.4  5,900.8    736.7    378.2
Money market
 investments............     813.7    378.1  1,060.0    494.1  1,550.7    265.0  1,151.8
Goodwill................     565.6    612.0    577.1    623.6    670.2      0.5      0.7
Other real estate owned,
 net....................      20.4     26.8     24.0     28.6     29.2     54.0     74.8
Total assets............  13,228.2 13,261.2 13,083.5 13,325.6 14,670.5  6,955.0  7,377.1
Total deposits..........  10,867.7 11,230.5 10,973.0 11,452.3 12,898.3  5,223.5  5,650.4
Long term debt..........     399.6      --     399.5      --       --       --       --
Stockholders' equity....   1,279.3  1,432.9  1,269.6  1,459.8  1,551.3  1,521.2    786.3

                          ---------------------------------------------------------------------------------
                                                                                                    AT OR
                          AT OR FOR THE                                                            FOR THE
                          THREE MONTHS                                             AT OR FOR THE     YEAR
                              ENDED            AT OR FOR THE YEARS ENDED          SIX MONTHS ENDED  ENDED
                            MARCH 31,                DECEMBER 31,                   DECEMBER 31,   JUNE 30,
                          --------------  --------------------------------------  ---------------- --------
                           1998    1997     1997      1996      1995      1994        1993 (1)       1993
                          ------  ------  --------  --------  --------  --------  ---------------- --------
Dollars in millions
SELECTED DATA AND RATIOS
PERFORMANCE RATIOS
 Return on average
  assets (2)............    1.19%   1.05%     1.08%     0.91%     1.18%     1.59%        1.72%         1.36%
 Return on average
  equity (2)............   12.04    9.51     10.64      8.62      6.96      7.91        14.96         12.22
 Net interest margin
  (3)...................    3.93    3.97      3.93      3.51      4.05      4.92         5.05          5.07
 Operating expense to
  average assets (4)....    1.70    1.73      1.69      1.57      1.76      1.75         1.58          1.62
 Efficiency ratio (5)...    42.1%   43.4%     42.7%     44.3%     41.4%     34.0%        28.7%         26.8%
ASSET QUALITY
 Non-performing loans to
  total loans...........    3.77%   4.45%     3.97%     4.78%     6.49%     6.80%       12.02%        11.63%
 Non-performing assets
  to total assets.......    2.73    2.84      2.90      2.89      2.94      6.42        10.21         10.99
 Allowance for possible
  loan losses to non-
  performing loans......   32.23   30.32     30.70     29.48     26.24     26.26        23.45         23.70
 Net loan charge-off
  experience to average
  total loans (6).......    0.13    0.21      0.18      0.25      0.22      0.56         0.27          0.71
 Ratio of allowance for
  possible loan losses
  to net charge-offs
  (6)...................    9.13x   6.60x     7.32x     6.48x     8.05x     3.24x        3.54x         3.63x
CAPITAL
 Tier 1 capital to risk
  weighted assets.......   14.78%  15.33%    14.29%    15.47%    16.25%    39.61%       16.55%        15.73%
 Tier 1 capital to
  average assets........    7.32    6.90      7.19      6.78      6.19     21.85        10.68         11.33
OTHER
 Mortgage loan
  originations..........  $579.0  $645.0  $2,848.7  $2,353.0  $1,023.5  $1,058.3       $582.4      $1,079.6
 Full-service consumer
  bank offices..........      73      74        74        76        84        24           24            24
 Full-time equivalent
  employees.............   1,869   1,954     1,951     2,135     2,025     1,392        1,411         1,372

-------
(1) Income statement ratios for the six months ended December 31, 1993 are annualized.
(2) Excludes non-recurring personnel expense, net of tax, and gains on branch and asset sales, net of tax.
(3) Represents net interest income on a taxable-equivalent basis divided by av-erage interest-earning assets.
(4) Operating expense excludes goodwill expense, ORE (income) or expense, non-recurring personnel expense and restructuring (recovery) or charge.
(5) Calculated by dividing operating expense by the sum of net interest income and non-interest income, excluding pre-tax gains on branch and asset sales.

(6) Excludes a non-recurring recovery of $6.1 million contingency reserve and a non-recurring loss of $56.1 million related to the bulk sale of non-performing loans for the years ended December 31, 1995 and 1994, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 VS. THREE MONTHS ENDED MARCH 31, 1997

Overview
The Company's loan originations totaled $579 million, down 10% from the first quarter of 1997, and down 21% from the prior quarter. The Company believes the decline reflects the rise in market demand for refinancings, which became the primary focus of mortgage brokers in the first quarter of 1998. The percentage of new loans originated outside of New York was 59%, and ARMs as a percentage of total originations were 32%. Management believes the decline was primarily attributable to lower volume from the mortgage brokers. Due to the general in-crease in refinance activity of "conforming" products during the first quarter of 1998, mortgage brokers were primarily focused on meeting this demand, which reduced the volume of no-documentation originations during the quarter.

Asset quality continued to improve as non-performing loans and non-performing assets declined. The ratio of non-performing loans to total loans declined 68 basis points to 3.77%, a 15% decrease from March 31, 1997 and 20 basis points lower than the fourth quarter of 1997.

Net interest margin was 3.93%, down 4 basis points from the first quarter of 1997 and up 2 basis points from the fourth quarter of 1997.

Net income for the quarter ended March 31, 1998 was $33.6 million, or $0.45 per diluted share, a 4% per share decrease from the $0.47 per share ($39.7 million) for the comparable 1997 period. Excluding a non-recurring charge, core earnings were $0.52 per share, up 27% over the first quarter of 1997, and up 6% over the fourth quarter of 1997.

Core Cash Earnings
Core cash earnings are net of non-recurring items, and include certain non-cash charges related to goodwill and the Employee Stock Ownership Plan ("ESOP"). The non-cash expenses, unlike all other expenses incurred by the Company, result in net increases in the Company's tangible capital and enable the Company to pur-sue increases in shareholder value through growth of earning assets, increases in cash dividends and additional repurchases of the Company's stock.

                              -----------------------------------------------
                                            THREE MONTHS ENDED
                              -----------------------------------------------
                              MARCH 31, 1998 DECEMBER 31, 1997 MARCH 31, 1997
                              -------------- ----------------- --------------
Dollars in millions, except
 per share amounts
Net income...................          $33.6             $36.7          $39.7
Non-recurring items, net of
 tax(1)......................            5.2               --            (5.0)
                                       -----             -----          -----
  Core net income............           38.8              36.7           34.7
Add back:
  Goodwill expense...........           11.6              11.6           11.6
  Employee stock plans
   expense...................            5.5               5.2            4.8
                                       -----             -----          -----
  Core cash earnings.........          $55.9             $53.5          $51.1
                                       =====             =====          =====
  Core cash earnings per
   share(2)..................          $0.76             $0.71          $0.61
                                       =====             =====          =====

-------
(1) Non-recurring items include branch sales, asset sales and non-recurring personnel expense.

(2) Based on the weighted average shares used to calculate diluted earnings per share.

Net Interest Income
Net interest income on a taxable equivalent basis decreased by $1.9 million, or 1.5%, to $120.8 million for the first quarter of 1998 from $122.7 million for the first quarter of 1997. The decrease primarily reflects additional expense resulting from the issuance of long term debt and guaranteed preferred benefi-cial interest in Company's junior subordinated debentures ("capital securi-ties"), partially offset by a rise in the average yield on interest-earning as-sets due to a reduction in the lower yielding securities portfolio to fund the net growth in the higher yielding loan portfolio.

Interest income on mortgages increased by $29.7 million, or 17.6%, to $198.6 million for the first quarter of 1998 versus $168.9 million for the first quar-ter of 1997 as a result of $1.4 billion average loan portfolio growth. Interest income on securities and money market investments fell by a combined $24.3 mil-lion, or 35.3%, to $44.5 million for the first quarter of 1998 from $68.8 mil-lion in the comparable 1997 quarter primarily as a result of a $1.5 billion de-cline in the average securities and money market portfolios. This shift in the Company's interest-earning asset mix into the higher yielding loan portfolio primarily resulted in a 26 basis point increase in the yield on average inter-est-earning assets to 8.12% in the first quarter of 1998 from 7.86% in the first quarter of 1997.

Interest expense increased $7.8 million, or 6.6%, to $125.7 million in the first quarter of 1998 from $117.9 million in the first quarter of 1997 primar-ily as a result of a combined $8.0 million of interest expense on long term debt and capital securities incurred in the 1998 quarter.

The average cost of funds increased 25 basis points to 4.47% in the first quar-ter of 1998 from 4.22% in the comparable 1997 quarter primarily as a result of the higher average cost of long term debt and capital securities and a 21 basis point rise in the average cost of time deposits in the first quarter of 1998 as compared to the first quarter of 1997. The Company makes use of long term debt and capital securities as a means of managing its liquidity and capital posi-tion.

Average Balance Sheets and Interest Yield/Cost
The following table sets forth certain information relating to the Company's average statements of financial condition (unaudited) and statements of income (unaudited) for the quarters ended March 31, 1998 and 1997, and reflects the average yield on assets and average cost of liabilities for the periods indi-cated. Such annualized yields and costs are derived by dividing income or ex-pense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. Aver-age balances and yields include non-accrual loans. The yields and costs in-clude fees that are considered adjustments to yields. Interest and yields are presented on a taxable-equivalent yield basis.

                                   ------------------------------------------------------------------------
                                                         THREE MONTHS ENDED MARCH 31,
                                   ------------------------------------------------------------------------
                                                      1998                                 1997
                                   ------------------------------------------ -----------------------------
                                                  AVERAGE           AVERAGE    AVERAGE            AVERAGE
                                                  BALANCE INTEREST YIELD/COST  BALANCE  INTEREST YIELD/COST
                                   ------------------------------- ---------- --------- -------- ----------
Taxable--
Equivalent Interest and Rates, dollars in millions (1)
ASSETS:
 Interest-earning assets:
 Mortgage loans(2)...............  $              8,930.2  $198.6     8.90%   $ 7,565.4  $168.9     8.93%
 Other loans(2)..................                    32.0     0.7     8.82         27.8     0.6     8.08
 Money market investments(3).....                 1,168.8    16.2     5.63        328.3     4.3     5.37
 Securities(4)...................                 1,911.6    28.3     5.97      4,234.4    64.4     6.13
 Trading assets..................                     3.6     0.1     5.73          2.5     0.1     6.41
 Other interest-earning assets...                   118.3     2.6     8.90        103.5     2.3     9.03
                                   ----------------------  ------             ---------  ------
 Total interest-earning assets...                12,164.5   246.5     8.12     12,261.9   240.6     7.86
                                   ----------------------  ------             ---------  ------
 Non-interest earning assets(5)..                   903.9                         923.7
                                   ----------------------                     ---------
 Total assets....................  $             13,068.4                     $13,185.6
                                   ======================                     =========
LIABILITIES & STOCKHOLDERS' EQUI-
 TY:
Interest-bearing liabilities:
 Savings.........................  $              1,715.3  $ 10.3     2.44%   $ 1,876.6  $ 12.2     2.64%
 N.O.W...........................                   332.8     1.0     1.26        335.3     1.4     1.70
 Money market and variable
  rate savings...................                 2,166.2    17.9     3.35      2,369.8    19.6     3.36
 Term certificates of deposit....                 6,505.0    86.4     5.39      6,507.7    83.1     5.18
 Mortgagors' escrow..............                   138.1     0.3     0.96         85.8     0.3     1.19
 Trading liabilities.............                     1.5     --      5.49          --      --       --
 Securities sold under agreements
  to repurchase..................                   145.4     1.7     4.66        144.3     1.3     3.55
 Long term debt..................                   199.8     3.5     6.94          --      --       --
 Guaranteed preferred beneficial
  interest in Company's junior
  subordinated debentures........                   199.8     4.6     9.16          --      --       --
                                   ----------------------  ------             ---------  ------
Total interest-bearing liabili-
 ties............................                11,403.9   125.7     4.47     11,319.5   117.9     4.22
                                   ----------------------  ------             ---------  ------
Other liabilities(6).............                   377.3                         401.9
                                   ----------------------                     ---------
Total liabilities................                11,781.2                      11,721.4
Preferred shares of subsidiary...                     --                            3.6
Stockholders' equity.............                 1,287.2                       1,460.6
                                   ----------------------                     ---------
Total liabilities, preferred
 shares of subsidiary and stock-
 holders' equity.................  $             13,068.4                     $13,185.6
                                   ======================                     =========
Net interest income/interest
 rate spread(7)..................                          $120.8     3.65%              $122.7     3.64%
                                                           ======     ====               ======     ====
Net interest-earning assets/net
 interest margin(8)..............  $                760.6             3.93%   $   942.4             3.97%
                                   ======================             ====    =========             ====
Ratio of interest-earning assets
 to interest-bearing liabili-
 ties............................                                     1.07x                         1.08x
                                                                      ====                          ====

-------

(1) The Company's incremental tax rate used to adjust tax-exempt interest to a taxable-equivalent basis was 44.4% and 44.7% for the quarters ended March 31, 1998 and 1997.
(2) In computing the average balances and average yield on loans, non-accruing loans and loans held for sale have been included.
(3) Includes interest-bearing deposits in other banks, federal funds sold and securities purchased under agreements to resell.
(4) The average yield does not give effect to changes in fair value that are reflected as a component of stockholders' equity.
(5) Includes goodwill, banking premises and equipment, net, net deferred tax assets, accrued interest receivable, and other miscellaneous non-interest-earning assets.
(6) Includes accrued interest payable, accounts payable, official checks drawn against the Bank, accrued expenses, and other miscellaneous non-interest-bear-ing obligations of the Company.
(7) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing lia-bilities.
(8) Net interest margin represents net interest income on a taxable-equivalent basis, divided by average interest-earning assets.

Rate/Volume Analysis
The following table presents the effects of changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities on the Company's interest income on a tax equivalent basis and interest expense during the periods indicated. Information is provided in each category on changes (i) attributable to changes in volume (changes in volume multiplied by prior rate), (ii) attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to vol-ume and rate.

                                      ----------------------------------------
                                        THREE MONTHS ENDED MARCH 31, 1998
                                          COMPARED TO THREE MONTHS ENDED
                                        MARCH 31, 1997 INCREASE/(DECREASE)
                                      ----------------------------------------
                                                DUE TO
                                      ----------------------------
                                      AVERAGE VOLUME  AVERAGE RATE  NET CHANGE
                                      --------------  ------------  ----------
Dollars in millions
Interest-earning assets:
  Mortgage loans (1).................          $30.3         $(0.6)      $29.7
  Other loans (1)....................            0.1           --          0.1
  Money market investments (2).......           11.7           0.2        11.9
  Securities.........................          (34.2)         (1.9)      (36.1)
  Trading assets.....................             --           --          --
  Other interest-earning assets......            0.3           --          0.3
                                               -----         -----       -----
    Total interest earned on assets..            8.2          (2.3)        5.9
                                               -----         -----       -----
Interest-bearing liabilities:
  Savings............................           (1.0)         (0.9)       (1.9)
  N.O.W. ............................             --          (0.4)       (0.4)
  Money market and variable rate
   savings...........................           (1.7)          --         (1.7)
  Term certificates of deposit.......            0.4           2.9         3.3
  Mortgagors' escrow.................            0.1          (0.1)        --
  Trading liabilities................            --            --          --
  Securities sold under agreements to
   repurchase........................            --            0.4         0.4
  Long term debt.....................            3.5           --          3.5
  Guaranteed Preferred Beneficial
   Interest in Company's Junior
   Subordinated Debentures...........            4.6           --          4.6
                                               -----         -----       -----
    Total interest paid on
     liabilities.....................            5.9           1.9         7.8
                                               -----         -----       -----
Net change in net interest income....          $ 2.3         $(4.2)      $(1.9)
                                               =====         =====       =====

-------
(1) In computing the volume and rate components of net interest income for loans, non-accrual loans and loans held for sale have been included.

(2) Includes interest-bearing deposits in other banks, federal funds sold and securities purchased under agreements to resell.

Provision for Possible Loan Losses
The provision for possible loan losses decreased by $1.0 million, or 20.0%, to $4.0 million for the first quarter of 1998, from $5.0 million for the compara-ble 1997 period. The provision exceeded net charge-offs by $1.0 million for the first quarter of 1998. The decrease to the allowance for loan losses is made in recognition of the growth in the loan portfolio.

Non-Interest Income
Non-interest income decreased by $6.4 million, or 33%, to $12.8 million in the first quarter of 1998 from $19.2 million for the first quarter of 1997. The first quarter 1997 results include a $5.9 million gain on the sale of two bank-ing offices and a $2.4 million gain on the sale of bank owned properties. Ex-cluding these non-recurring gains, non-interest income increased $1.9 million, or 17.4%, for the current quarter compared to the 1997 quarter.

Banking fees and commissions rose $1.5 million, or 30.6%, to $6.4 million for the first quarter of 1998 from $4.9 million in the first quarter of 1997. The increase reflects a rise in fee income generated from the further development of services and products, such as sales of annuities, mutual funds and credit cards.

Non-Interest Expense
Non-interest expense increased by $5.7 million, or 8.4%, to $73.9 million in the current quarter, as compared to $68.2 million for the comparable 1997 peri-od. The first quarter 1998 results include a non-recurring charge of $8.3 mil-lion in personnel expense related to the retirement of senior executives. Ex-cluding the non-recurring personnel expense, non-interest expense decreased by $2.6 million, or 3.8%, for the current quarter as compared to the comparable 1997 period.

The Company's emphasis on expense control resulted in reductions in other ad-ministrative expenses and advertising expense. Other administrative expense fell $1.7 million, or 13.6%, to $10.8 million for the first quarter of 1998 compared to $12.5 million for the first quarter of 1997. Advertising expense decreased $0.5 million, or 22.7%, to $1.7 million in the first quarter of 1998 from $2.2 million in the comparable 1997 quarter.

ORE income, net, increased $1.1 million to $1.6 million for the first quarter of 1998, compared to $0.5 million for the first quarter of 1997. The increase primarily reflects a reduction in ORE operating expenses due to a decline in the portfolio of foreclosed properties and a rise in the gains recognized on the sales of ORE properties in the 1998 quarter as compared to the 1997 quar-ter.

ESOP and stock plans expense increased $0.8 million, or 16.7%, to $5.6 million for the first quarter of 1998 from $4.8 million in the first quarter of 1997 primarily as a result of a higher average market price of the Company's stock during the 1998 quarter, compared to the 1997 quarter.

Salaries and benefits expense rose $0.4 million, or 1.8%, to $23.1 million for the first quarter of 1998, compared to $22.7 million for the first quarter of 1997 primarily as a result of the expansion of the Company's national mortgage business.

Income Tax Expense
Income tax expense decreased by $6.1 million, or 22.8%, to $20.6 million in the current quarter, from $26.7 million for the comparable period of 1997. The de-crease is primarily due to a $12.2 million, or 18.4%, decrease in income before income taxes. Additionally, income tax expense was further reduced by the de-crease in the effective tax rate from 40.25% in the 1997 period to 38.00% in the 1998 period.

Financial Condition
Total assets were $13.2 billion at March 31, 1998 compared to $13.1 billion at December 31, 1997. Net loans receivable held for investment rose $121.3 million to $8.9 billion at March 31, 1998 on total originations of $579.0 million.

Interest Rate Sensitivity Gap Analysis
The table below depicts the Company's interest rate sensitivity as of March 31, 1998. Allocations of assets and liabilities, including non-interest-bearing sources of funds to specific periods, are based upon management's assessment of contractual or anticipated repricing characteristics, adjusted periodically to reflect actual experience. Those gaps are then adjusted for the net effect of off-balance sheet financial instruments such as interest rate swaps.

                          -----------------------------------------------------------
                                       REPRICING PERIODS
                          --------------------------------------------------
                                         MORE       MORE       MORE
                                   THAN THREE   THAN SIX   THAN ONE     MORE
                            THREE   MONTHS TO     MONTHS    YEAR TO     THAN
                           MONTHS         SIX     TO ONE      THREE    THREE
                          OR LESS      MONTHS       YEAR      YEARS    YEARS    TOTAL
                          -------  ----------   --------   --------   ------  -------
Dollars in millions
Total loans, net........   $1,006      $  726     $1,246     $1,787   $4,156  $ 8,921
Money market investments
 (1)....................      814         --         --         --       --       814
Securities held to
 maturity...............        2         --         --         --         2        4
Securities available for
 sale...................      909          95        310        644      396    2,354
Other interest earning
 assets.................      117         --         --         --       --       117
                           ------      ------     ------     ------   ------  -------
Total interest earning
 assets.................    2,848         821      1,556      2,431    4,554   12,210
                           ------      ------     ------     ------   ------  -------
Cash and due from
 banks..................      127         --         --         --       --       127
Goodwill................       11          10         21         84      440      566
Other non interest
 earning assets.........      325         --         --         --       --       325
                           ------      ------     ------     ------   ------  -------
Total assets............   $3,311      $  831     $1,577     $2,515   $4,994  $13,228
                           ======      ======     ======     ======   ======  =======
Term certificates of
 deposit................   $1,347      $1,597     $1,861     $1,472   $  231  $ 6,508
Core deposits...........      251         254        501      1,838    1,516    4,360
                           ------      ------     ------     ------   ------  -------
Total deposits..........    1,598       1,851      2,362      3,310    1,747   10,868
                           ------      ------     ------     ------   ------  -------
Mortgagors' escrow......        8           8         17         67       49      149
Securities sold under
 agreements to
 repurchase.............      160         --         --         --       --       160
Long term debt..........      --          --         --         --       200      200
Guaranteed Preferred
 Beneficial Interest in
 Company's Junior
 Subordinated
 Debentures.............      --          --         --         --       200      200
Other liabilities.......      372         --         --         --       --       372
Stockholders' equity....      --          --         --         --     1,279    1,279
                           ------      ------     ------     ------   ------  -------
Total liabilities and
 stockholders' equity...   $2,138      $1,859     $2,379     $3,377   $3,475  $13,228
                           ======      ======     ======     ======   ======  =======
Off balance sheet
 financial instruments..   $  800      $   --     $   --     $ (300)  $ (500) $   --
                           ======      ======     ======     ======   ======  =======
Interest rate
 sensitivity gap........    1,973      (1,028)      (802)    (1,162)   1,019
Cumulative gap..........    1,973         945        143     (1,019)
Interest rate
 sensitivity gap as a
 percentage of total
 assets                     14.92%      (7.77)%    (6.06)%    (8.78)%   7.70%
Cumulative gap as a
 percentage of total
 assets.................    14.92%       7.14%      1.08%     (7.70)%

-------
(1) Consists of interest-bearing deposits in other banks, federal funds sold and securities purchased under agreements to resell.

Market Risk Management
The Company's primary market risk exposure is interest rate risk.

Interest rate risk is defined as the sensitivity of the Company's current and future earnings to changes in the level of market interest rates. It arises in the ordinary course of the Company's business, as the repricing characteristics of its mortgage loans do not match those of its deposit liabilities. The re-sulting interest rate risk is managed by adjustments to the Company's invest-ment portfolio and through the use of off-balance sheet instruments such as in-terest rate swaps.

Management responsibility for interest rate risk resides with the Asset and Li-ability Management Committee ("ALCO"). The committee is comprised of the Chair-man and Chief Executive Officer, the Chief Operating Officer, the Treasurer and the Company's senior business-unit and financial executives. Interest rate risk management strategies are formulated and monitored by ALCO within policies and limits approved by the Board of Direc-tors. These policies and limits set forth the maximum risk which the Board of Directors deems prudent, govern permissible investment securities and off-bal-ance sheet instruments and identify acceptable counterparties to securities and off-balance sheet transactions.

ALCO risk management strategies allow for the assumption of interest rate risk within the Board approved limits. The strategies are formulated based upon ALCO's assessments of likely market developments and trends in the Company's mortgage and consumer banking businesses. Strategies are developed with the aim of enhancing the Company's net income and capital, while ensuring the risks to income and capital from adverse movements in interest rates are acceptable.

The Company's income is affected by changes in the level of market interest rates based upon mismatches between the repricing of its assets and liabili-ties. One measure of interest rate sensitivity is provided by the accompanying net gap analysis, which organizes assets and liabilities according to the time period in which they reprice or mature. For many of the Company's assets and liabilities, the maturity or repricing date is not determinable with certainty. For example, the Company's mortgage loans and its mortgage-backed securities can be prepaid before contractual amortization and/or maturity. Also, repricing of the Company's non-time deposits is subject to management's evaluation of the existing interest rate environment, current funding and liquidity needs, and other factors influencing the market competition for such deposits. The amounts in the accompanying schedule reflect management's judgment of the most likely repricing schedule; actual results could vary from those detailed herein.

The difference between assets and liabilities repricing in a given period is one approximate measure of interest rate sensitivity. More assets than liabili-ties repricing in a period (a positive gap) implies earnings will rise as in-terest rates rise, and decline as interest rates decline. More liabilities repricing than assets implies declining income as rates rise.

The use of interest rate instruments such as interest rate swaps is integrated into the Company's interest rate risk management. The Bank enters into interest rate swap contracts in managing the interest rate risk associated with its fixed-rate mortgages and variable rate securities in its investment portfolio. The notional amounts of these contracts approximate $875 million at March 31, 1998, and are not reflected in the Company's balance sheet. These contracts have an average term of approximately four years. Under the terms of these con-tracts, the Bank pays an average fixed rate of 6.08% and receives an average variable rate of 5.63% on the swaps hedging the fixed rate loan portfolio and pays an average variable rate of 5.74% and receives an average variable rate of 5.71% on the swaps hedging the variable rate securities portfolio. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of deriva-tives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives. These instruments are included in the interest rate sensitivity table for purposes of analyzing interest rate risk. However, these relationships do not consider the impact that rate move-ments might have on other components of the Bank's risk profile; for example, an increase in interest rates, while implying that earnings will rise in a pos-itive gap period, might also result in higher credit or default risk due to a higher probability of borrowers being unable to pay the contractual payments on loans. Likewise, a decrease in rates might result in an increase in the risk that funds received from loan prepayments cannot be reinvested at rates and spreads earned on earlier investments and loan originations.

As of March 31, 1998, the cumulative volume of assets maturing or repricing within one year exceeded liabilities by $143.0 million, or 1.08% of assets, im-plying modest current-year income sensitivity to movements in the level of in-terest rates.

The static gap analysis is an incomplete representation of interest rate risk for several reasons. It fails to account for changes in prepayment speeds on the Company's mortgage loan and mortgage backed securities portfolios. The be-havior of deposit balances will vary with changes in the general level of in-terest rates and management's pricing strategies. The gap analysis does not provide a clear presentation of the risks to income arising from options embed-ded in the balance sheet.

Accordingly, ALCO makes extensive use of an earnings simulation model in the formulation of its market risk management strategy. The model gives effect to management assumptions concerning the repricing of assets, liabilities and off-balance sheet financial instruments, as well as business volumes, under a vari-ety of hypothetical interest rate scenarios. These hypothetical scenarios in-corporate interest rate increases and decreases of 200 basis points. Actual in-terest rate changes during the past three years have fallen within this range and management expects that any changes over the next year will not exceed this range.

Management's assumptions, particularly those concerning prepayments in the loan portfolio and pricing of the Company's deposit products, are based on frequent historical analyses of the behavior patterns of the Company's customers in re-sponse to changes in both general market interest rates and rates offered by banks. These assumptions represent management's estimate of the likely effect of changes in interest rates and do not necessarily reflect actual results. The earnings simulation model takes into account interest rate caps and floors, call options and balloon payments embedded in certain mortgage loans, and mort-gage backed securities, in determining the earnings at risk.

At March 31, 1998, based on this model, the Company's potential earnings at risk to a gradual, parallel 200 basis point rise in market interest rates over the next 12 months on instruments held for other than trading purposes was ap-proximately 1.1% of projected 12 month earnings.


Liquidity Risk Management
The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and other securi-ties. While maturities and scheduled amortization of loans and securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rate levels, economic conditions and competi-tion.

The Company and the Bank also have both short-term and long-term debt ratings from four recognized credit rating firms. These ratings allow the Company and the Bank to access the wholesale debt markets thereby providing the Company with additional flexibility in accessing and utilizing the most cost effective and appropriate means for meeting its funding needs.

The Company's most liquid assets are cash and cash equivalents, including money market investments. The level of these assets is dependent on the Company's op-erating, financing, lending, and investing activities during any given period. Cash and cash equivalents, including money market investments, totaled $0.9 billion at March 31, 1998.

The Company had outstanding mortgage loan commitments of $455.8 million at March 31, 1998. The Company anticipates that it will have sufficient funds available to meet its current loan commitments.

Credit Risk Management
In conducting its lending activities, the Company is exposed to the possibility that borrowers may default on their loans. To manage this risk, the Company fo-cuses its efforts on its fundamental disciplines, loan underwriting and admin-istration.

The Company lends funds based on the borrower's level of equity in the property securing the loan. The Company generally does not originate loans with a loan to value ratio in excess of 75%. Strict appraisal standards are maintained, re-quiring all appraisers to be state certified, and all appraisals are subject to additional levels of review by senior management.

The Company closely monitors trends in delinquent and nonperforming loans through cycles in the economy and in the real estate market. The Company also tracks economic and housing market trends. These performance and economic trends are analyzed in the ongoing fine-tuning of lending practices. In 1997, the Company created an independent, executive-level risk management function. Along with monitoring trends and developing lending policies, the risk manage-ment function is building credit scoring and other quantitative models to en-hance GreenPoint's strong expertise in effectively managing credit risk.

The Company uses various collection procedures and works to maintain contact with the borrowers to obtain repayment. In addition, the Company reviews the trends in amount and frequency of loans that were transferred to other real es-tate owned, trends in sales activity of its foreclosed property including aver-age principal loss experienced and the holding period for such properties.

Management has set forth a policy for establishment and review of the adequacy of the allowance for loan losses. The policy requires management to provide for estimated future costs related to problem loans. Management believes that the allowance for loan losses is adequate. However, such determination is suscepti-ble to the effect of future unanticipated changes in general economic and mar-ket conditions that may affect the financial circumstances of borrowers and/or residential real estate values within the Company's lending areas.

Non-Performing Assets
The Company's asset quality improved during the quarter ended March 31, 1998, as non-performing assets decreased by 4.6%. The ratio of non-performing loans to total loans fell to 3.77% at March 31, 1998 from 3.97% at December 31, 1997 while the ratio of non-performing assets to total assets fell to 2.73% at March 31, 1998 from 2.90% at December 31, 1997.

Non-performing assets, net of related specific reserves, were as follows:

                                         --------------------------------------
                                         AT MARCH 31, 1998 AT DECEMBER 31, 1997
                                         ----------------- --------------------
Dollars in millions
Mortgage loans secured by:
  Residential one-to-four family........            $265.6               $271.0
  Residential multi-family..............              42.0                 46.0
  Commercial property...................              33.3                 38.0
Other loans.............................               0.3                  0.1
                                                    ------               ------
Total non-performing loans(1)...........             341.2                355.1
                                                    ------               ------
Total other real estate owned, net......              20.4                 24.0
                                                    ------               ------
Total non-performing assets.............            $361.6               $379.1
                                                    ======               ======

-------
(1) Includes $18.4 million and $24.3 million of non-accrual mortgage loans un-der 90 days past due at March 31, 1998 and December 31, 1997, respectively.

Allowance for Possible Loan Losses
The following is a summary of the provision and allowance for possible loan losses:

                                                       ------------------------
                                                                THREE
                                                       MONTHS ENDED MARCH 31,
                                                       ------------------------
                                                              1998         1997
                                                       -----------  -----------
Dollars in millions
Balance beginning of period........................... $     109.0  $     105.0
Provision charged to income...........................         4.0          5.0
Charge-offs...........................................        (3.2)        (4.1)
Recoveries............................................         0.2          0.1
                                                       -----------  -----------
Balance end of period................................. $     110.0  $     106.0
                                                       ===========  ===========

Capital Ratios
The Company's ratio of period-end stockholders' equity to ending total assets at March 31, 1998 was 9.67% compared to 9.70% at December 31, 1997.

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal and state banking agencies. The Board of Governors of the Federal Reserve System establishes minimum capital requirements for the consolidated bank holding company, as well as for the Bank.

Under capital adequacy guidelines and the regulatory framework for prompt cor-rective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. These guidelines re-quire minimum ratios of risk-based capital to risk adjusted assets of 4% for Tier 1 capital and 8% for total capital. The Federal Reserve Board also has guidelines for a leverage ratio that is designed to complement the risk-based capital ratios in determining the overall capital adequacy of banks and bank holding companies. A minimum leverage ratio of Tier 1 capital to average total assets of 3% is required for banks and bank holding companies, with an addi-tional 100 to 200 basis points required for all but the highest rated institu-tions. Management believes, as of March 31, 1998, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

As of March 31, 1998, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt correc-tive action. To be categorized as well capitalized, the Bank must maintain min-imum

Tier 1 capital, total capital and leverage ratios of 6%, 10% and 5%, respec-tively. There have been no conditions or events since that notification that management believes have changed the Company's or Bank's category.

                                                      --------------------------
                                                         AS OF MARCH 31, 1998
                                                      --------------------------
                                                                    REQUIRED FOR
                                                                      CAPITAL
                                                                      ADEQUACY
                                                         ACTUAL       PURPOSES
                                                      ------------- ------------
                                                      AMOUNT  RATIO AMOUNT RATIO
                                                      ------ ------ ------ -----
Dollars in millions
Total Capital (to Risk Weighted Assets):
  Company............................................ $993.4 16.03% $495.7 8.00%
  Bank...............................................  980.6 15.84%  495.2 8.00%
Tier 1 Capital (to Risk Weighted Assets):
  Company............................................ $915.9 14.78% $247.8 4.00%
  Bank...............................................  903.2 14.59%  247.6 4.00%
Tier 1 Capital (to Average Assets):
  Company............................................ $915.9  7.32% $500.2 4.00%
  Bank...............................................  903.2  7.23%  499.7 4.00%
                                                      --------------------------
                                                       AS OF DECEMBER 31, 1997
                                                      --------------------------
                                                                    REQUIRED FOR
                                                                      CAPITAL
                                                                      ADEQUACY
                                                         ACTUAL       PURPOSES
                                                      ------------- ------------
                                                      AMOUNT  RATIO AMOUNT RATIO
                                                      ------ ------ ------ -----
Dollars in millions
Total Capital (to Risk Weighted Assets):
  Company............................................ $974.1 15.54% $501.3 8.00%
  Bank...............................................  959.6 15.34%  500.6 8.00%
Tier 1 Capital (to Risk Weighted Assets):
  Company............................................ $895.8 14.29% $250.6 4.00%
  Bank...............................................  881.4 14.09%  250.3 4.00%
Tier 1 Capital (to Average Assets):
  Company............................................ $895.8  7.19% $498.5 4.00%
  Bank...............................................  881.4  7.08%  497.7 4.00%

YEAR ENDED DECEMBER 31, 1997 VS. YEAR ENDED DECEMBER 31, 1996

Overview
During 1997, the Company continued to expand its presence in the national mort-gage market. Summarized below are several significant 1997 financial results.

 . Net income per diluted share for the year increased 23% over 1996.

 . Diluted core cash earnings per share for the year were $2.65, or $210.3 mil-lion, an increase of 24% over 1996.

 . Core cash return on average equity increased to 15.68% in 1997 from 12.70% in 1996.

 . Mortgage loan originations totaled $2.85 billion for 1997, an increase of 21% over the $2.35 billion in 1996.

 . The Company repurchased 11.4 million shares of its stock during 1997 at a to-tal cost of $355.5 million.

 . GreenPoint continues to maintain a strong capital position with a leverage ratio of 7.19%, a Tier 1 risk-based ratio of 14.29% and a total risk based ra-tio of 15.54% at December 31, 1997.

 . Asset quality continued to improve. The ratio of non-performing loans to to-tal loans at December 31, 1997 was 3.97% versus 4.78% at December 31, 1996. Al-though the Company's loan portfolio grew by $1.5 billion in 1997, or 21%, total non-performing loans of $355.1 million at December 31, 1997 were essentially equal to the amounts reported last year.

Core Cash Earnings
Core cash earnings are net of non-recurring items, and include certain non-cash charges, related to goodwill and the ESOP. The non-cash expenses, unlike all other expenses incurred by the Company, result in net increases in GreenPoint's tangible capital and enable the Company to pursue increases in shareholder value through growth of earning assets, increases of cash dividends, and addi-tional repurchases of the Company's stock.

                                                               ----------------
                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                               ----------------
                                                                 1997      1996
                                                               ------    ------
Dollars in millions, except per share amounts
Net income (excluding non-recurring items)(1)................. $144.2    $126.3
Add back:
  Goodwill amortization(2)....................................   46.4      46.5
  Employee stock plans expense................................   19.7(3)   14.7
                                                               ------    ------
Core cash earnings............................................ $210.3    $187.5
                                                               ======    ======
Core cash earnings per share(4)............................... $ 2.65    $ 2.14
                                                               ======    ======

-------

(1) Non-recurring items include branch sales, asset sales and restructuring (recovery) charge.

(2) Goodwill amortization relates to the 1995 acquisitions. This expense will continue through the year 2010.

(3) Includes ESOP amortization expense of $17.1 million and stock plans share amortization expense of $2.6 million. ESOP amortization expense is scheduled to occur through the year 2018 and will vary from year to year based upon changes in the average annual market price of the Company's stock and by changes in an-nual allocations to plan participants. Stock plans share amortization expense is scheduled to occur through the year 2000 and will be approximately $2.1 mil-lion annually.

(4) Based on the weighted average shares used to calculate diluted earnings per share.

Net Interest Income
Net interest income on a taxable equivalent basis increased by $28.4 million, or 6.3%, to $482.1 million for 1997 from $453.7 million for 1996. The increase primarily reflects the reduction of the lower yielding securities portfolio to fund the net growth in the Company's loan portfolio. During 1997, the Company made greater use of alternative funding sources such as repurchase agreements and long-term debt as a means of managing the cost of funds.

Interest income on mortgages increased by $137.2 million, or 23.2%, to $728.9 million for 1997 from $591.7 million for 1996 primarily as a result of $1.6 billion average loan portfolio growth partially offset by a 14 basis point de-crease in the average yield. The decline in the average yield on mortgages re-flects the generally lower interest rate environment of 1997, particularly its effects on increased loan prepayments. Interest income on securities and money market investments decreased by a combined $148.5 million, or 38.4%, to $238.4 million for 1997 from $386.9 million for 1996.

The shift in the Company's interest-earning asset mix into the higher yielding loan portfolio resulted in a 40 basis point increase in the yield on average interest-earning assets to 7.99% for 1997 from 7.59% for 1996.

The Company aggressively managed its cost of funds during 1997 by reducing core deposit rates, allowing certain high cost customer deposits to run off and, where appropriate, replacing those funds with alternative sources such as re-purchase agreements and long-term debt. The cost of funds for 1997 was 4.36%, the same as for 1996.

The increase in the yield on average interest-earning assets, combined with control of the cost of funds resulted in GreenPoint's 1997 interest rate spread and net interest margin rising to 3.63% and 3.93%, respectively, from 3.23% and 3.51%, respectively, for 1996.

Provision for Possible Loan Losses
The provision for possible loan losses increased by $3.2 million, or 20.4%, to $18.9 million for 1997 from $15.7 million for 1996. The increase included 1997 net additions to the allowance for possible loan losses totaling $4.0 million.

Non-Interest Income
Non-interest income decreased slightly to $56.2 million for 1997 from $56.9 million for 1996. The decline was primarily the result of lower net gains on sales of loans, lower proceeds from branch sales and a decline in securities lending fee income. These declines were partially offset by larger securities gains and gains on the sale of assets.

The Company's consumer branch network generated $4.5 million of additional fee income during 1997 compared with 1996 primarily as the result of the introduc-tion of new fee generating services and products such as sales of annuities, mutual funds and GreenPoint's new credit card.

Non-Interest Expense
Total non-interest expense increased by $7.1 million, or 2.7%, to $270.3 mil-lion for 1997 from $263.2 million in 1996. The 1997 amount includes a $2.5 mil-lion restructuring charge related to the transfer of the Company's mortgage servicing from New York to Georgia, while the 1996 amount includes a $1.6 mil-lion recovery of an unrelated 1995 restructuring charge. The Company's emphasis on expense control resulted in a 160 basis point improvement in the efficiency ratio to 42.7% for 1997 from 44.3% for 1996.

Salaries and benefits increased by $6.9 million, or 8.0%, to $93.7 million for 1997 from $86.8 million in 1996, primarily as a result of the expansion of the Company's national mortgage business.

ESOP and stock plans expense increased by $5.0 million, or 33.6%, to $19.7 mil-lion primarily as a result of a higher average market price of the Company's stock during 1997 compared to 1996.

Lower FDIC deposit insurance rates combined with a smaller deposit base for 1997 resulted in a $2.4 million, or 46.2%, decrease in deposit insurance premi-ums to $2.8 million for 1997 from $5.2 million for 1996.

Net expense of premises and equipment remained relatively flat at $47.3 million for 1997 compared with $46.6 million for 1996. Other administrative expense fell $6.1 million, or 9.4%, to $59.7 million for 1997 compared to $65.8 million for 1996.

Income Tax Expense
Income tax expense increased by $2.4 million, or 2.6%, to $94.4 million for 1997 from $92.0 million for 1996 primarily as a result of higher pre-tax income in 1997 partially offset by a drop in the Company's effective tax rate. The Company's effective tax rate was 39.0% for 1997 compared to 41.0% for 1996.

Financial Condition
Total assets were $13.1 billion at December 31, 1997 compared with $13.3 bil-lion at December 31, 1996.

Net loans receivable held for investment increased by $1.5 billion to $8.8 bil-lion at December 31, 1997 on total originations of $2.9 billion.

The combined balances of money market investments and securities available for sale decreased by $1.8 billion to $3.1 billion at December 31, 1997. During 1997, the Company used the proceeds from the decline of these investments pri-marily to fund loan portfolio growth.

Total deposits decreased by $0.5 billion to $11.0 billion at December 31, 1997.

YEAR ENDED DECEMBER 31, 1996 VS. YEAR ENDED DECEMBER 31, 1995

Effect of 1995 Acquisitions on Comparability of Operating Results
The comparability of 1996 and 1995 operating results is significantly affected by two acquisitions completed by the Company during 1995. GreenPoint purchased the wholesale residential mortgage lending business of Barclays American/Mortgage Corp. ("BAM") in July 1995 and the 60 New York consumer bank-ing branches of Home Savings of America, FSB ("HSA") in September 1995. The 1995 annual results include only those related revenues and expenses subsequent to the respective acquisition dates.

Substantial increases in the Company's asset, liability and employee bases re-sulting from the acquisitions (and the inclusion of a full year's effect in 1996) are the primary factors contributing to increases in revenue, expense and average balances from year to year. The HSA acquisition also resulted in a sub-stantial change in the composition of the Company's balance sheet that affected certain key performance ratios. The Company received cash, certificates of de-posit and short-term debt securities totaling approximately $7.5 billion in re-turn for assuming approximately $8.1 billion of customer deposits from HSA. The resulting shift in the Company's average interest-earning asset mix away from the higher yielding loan portfolio caused a reduction in the yield on average interest-earning assets and contributed to compression of the interest rate spread.

General
Net income for 1996 was $132.5 million, or $1.51 per diluted share, a 23.2% in-crease over the $107.5 million, or $1.14 per diluted share, earned in 1995, re-flecting the full year's effect in 1996 of the two 1995 acquisitions, a sub-stantial increase in loan production and the achievement of planned cost sav-ings.

Core cash earnings rose to $187.5 million, or $2.14 per diluted share, in 1996 compared to $140.7 million, or $1.50 per diluted share in the prior year.

Net Interest Income
Net interest income on a taxable equivalent basis increased by $103.0 million, or 29.4%, to $453.7 million for 1996 from $350.7 million for 1995. The increase reflects the Company's higher level of average net interest-earning assets re-sulting from the two 1995 acquisitions, the Company's ability to re-deploy pro-ceeds from the maturity of lower yielding money market and securities invest-ments into loan portfolio growth during 1996, and significant improvement in the Company's average cost of funds resulting from an aggressive deposit pric-ing strategy.

Provision for Possible Loan Losses
The provision for possible loan losses increased by $6.2 million, or 65.3%, to $15.7 million for 1996 from $9.5 million for 1995. The 1995 provision included the effect of a $6.1 million recovery of a special contingency reserve relating to a 1994 bulk sale of non-performing loans.

Non-Interest Income
Non-interest income increased by $21.1 million, or 58.9%, to $56.9 million for 1996 from $35.8 million for 1995. The increase is primarily the result of higher fee income generated by the Company's expanded consumer banking branch network, a $1.5 million increase in securities lending fees and an $8.9 million gain on the sale of two branches.

Non-Interest Expense
Total non-interest expense increased by $84.6 million, or 47.4%, to $263.2 mil-lion for 1996 from $178.6 million for 1995. The 1995 results include an $8.0 million restructuring charge while the 1996 results include a $1.6 million re-covery of the same charge. Excluding the 1995 restructuring charge and the sub-sequent recovery in 1996, the increase in non-interest expense is primarily the result of recognizing a full year's effect of the 1995 acquisitions in 1996, partially offset by lower FDIC deposit insurance premiums.

Income Tax Expense
Income tax expense increased by $1.1 million to $92.0 million for 1996 from $90.9 million for 1995. The increase resulted from a $26.1 million increase in pre-tax income, which was partially offset by the effect of a 10.6% decrease in the Company's effective tax rate to 40.98%.

Average Consolidated Balance Sheet, Interest and Rates

                          ---------------------------------------------------------------------------------
                                                     YEARS ENDED DECEMBER 31,
                          ---------------------------------------------------------------------------------
                                     1997                        1996                       1995
                          --------------------------  --------------------------  -------------------------
                                             AVERAGE                     AVERAGE                    AVERAGE
                                              YIELD/                      YIELD/                     YIELD/
                            BALANCE INTEREST    COST    BALANCE INTEREST    COST   BALANCE INTEREST    COST
                          --------- -------- -------  --------- -------- -------  -------- -------- -------
Taxable--Equivalent Interest and Rates, dollars in millions(1)
ASSETS:
Mortgage loans(2).......  $ 8,167.0   $728.9    8.92% $ 6,531.0   $591.7    9.06% $5,822.0   $532.2    9.14%
Other loans(2)..........       28.9      2.3    7.94       31.7      2.6    8.12      26.6      1.9    7.35
Money market
 investments(3).........      740.3     41.4    5.59    1,261.0     70.0    5.54     742.7     43.8    5.91
Securities(4)...........    3,212.9    197.0    6.13    5,101.4    316.9    6.22   2,059.9    118.6    5.76
Trading assets..........        3.9      0.2    5.93        --       --      --        --       --      --
Other interest-earning
 assets.................      110.9     10.0    9.05        --       --      --        --       --      --
                          ---------   ------          ---------   ------          --------   ------
 Total interest-earning
  assets................   12,263.9    979.8    7.99   12,925.1    981.2    7.59   8,651.2    696.5    8.05
                          ---------   ------          ---------   ------          --------   ------
Non-interest earning
 assets(5)..............      904.9                     1,031.0                      437.9
                          ---------                   ---------                   --------
 Total assets...........  $13,168.8                   $13,956.1                   $9,089.1
                          =========                   =========                   ========
LIABILITIES &
 STOCKHOLDERS' EQUITY:
Savings.................  $ 1,830.1     46.7    2.55% $ 1,976.5     55.2    2.79% $  972.1     28.4    2.93%
N.O.W. .................      330.5      5.3    1.61      333.9      6.1    1.83     170.9      3.4    1.97
Money market and
 variable rate savings..    2,273.7     76.5    3.36    2,541.9     85.6    3.37   1,675.1     55.7    3.33
Term certificates of
 deposit ...............    6,512.8    343.1    5.26    7,126.6    377.8    5.30   4,472.4    257.0    5.75
Mortgagors' escrow......       98.3      1.1    1.09       80.9      1.0    1.26      79.6      1.3    1.59
Securities sold under
 agreements to
 repurchase.............      170.9      7.8    4.58       47.9      1.8    3.88       --       --      --
Trading liabilities.....        1.9      0.1    5.89        --       --      --        --       --      --
Long term debt..........       92.4      6.4    6.92        --       --      --        --       --      --
Guaranteed Preferred
 Beneficial Interest in
 Company's Junior
 Subordinated
 Debentures.............      115.4     10.7    9.29        --       --      --        --       --      --
                          ---------   ------          ---------   ------          --------   ------
 Total interest-bearing
  liabilities...........   11,426.0    497.7    4.36   12,107.7    527.5    4.36   7,370.1    345.8    4.69
                                      ------                      ------                     ------
Other liabilities(6)....      397.7                       371.5                      173.8
                          ---------                   ---------                   --------
 Total liabilities......   11,823.7                    12,479.2                    7,543.9
Preferred shares of
 subsidiary.............        3.4                         0.9                        --
Stockholders' equity....    1,341.7                     1,476.0                    1,545.2
                          ---------                   ---------                   --------
 Total liabilities &
  stockholders' equity..  $13,168.8                   $13,956.1                   $9,089.1
                          =========                   =========                   ========
Net interest
 income/interest rate
 spread(7)..............              $482.1    3.63%             $453.7    3.23%            $350.7    3.36%
                                      ======   =====              ======   =====             ======   =====
Net interest-earning
 assets/net interest
 margin(8)..............  $   837.9             3.93% $   817.4             3.51% $1,281.1             4.05%
                          =========            =====  =========            =====  ========            =====
Ratio of interest-
 earning assets to
 interest-bearing
 liabilities............                       1.07x                       1.07x                      1.17x
                                               =====                       =====                      =====

-------
(1) The Company's incremental tax rate used to adjust tax-exempt interest to a taxable-equivalent basis was 44.2% and 44.6% for the years ended December 31, 1997 and 1996.

(2) In computing the average balances and average yield on loans, non-accruing loans and loans held for sale have been included.

(3) Includes interest-bearing deposits in other banks, federal funds sold and securities purchased under agreements to resell.

(4) The average yield does not give effect to changes in fair value that are reflected as a component of stockholders' equity.

(5) Includes goodwill, banking premises and equipment, net deferred tax assets, accrued interest receivable, and other miscellaneous non-interest earning as-sets.

(6) Includes accrued interest payable, accounts payable, official checks drawn against the Bank, accrued expenses, and other miscellaneous non-interest bear-ing obligations of the Company.

(7) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing lia-bilities.

(8) Net interest margin represents net interest income on a taxable-equivalent basis divided by average interest-earning assets.

Rate/Volume Analysis
The following table presents the effects of changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities on the Company's interest income and interest expense during the years indicat-ed. The changes attributable to the combined impact of volume and rate have been allocated proportionately to volume and rate.

                          -------------------------------------------------------------------
                          YEAR ENDED DECEMBER 31, 1997       YEAR ENDED DECEMBER 31, 1996
                                  COMPARED TO                        COMPARED TO
                          YEAR ENDED DECEMBER 31, 1996       YEAR ENDED DECEMBER 31, 1995
                              INCREASE/(DECREASE)                INCREASE/(DECREASE)
                          ---------------------------------  --------------------------------
                                DUE TO                             DUE TO
                          ---------------------              ---------------------
                            AVERAGE     AVERAGE        NET     AVERAGE    AVERAGE        NET
                             VOLUME        RATE     CHANGE      VOLUME       RATE     CHANGE
                          ---------   ---------   ---------  ---------  ----------  ---------
Dollars in millions
Mortgage loans(1).......      $146.2      $ (9.0)    $137.2      $ 64.2    $  (4.7)    $ 59.5
Other loans(1)..........        (0.2)       (0.1)      (0.3)        0.5        0.2        0.7
Money market
 investments(2).........       (29.1)        0.5      (28.6)       29.0       (2.8)      26.2
Securities..............      (114.2)       (5.7)    (119.9)      195.7        2.6      198.3
Trading assets..........         0.2         --         0.2         --         --         --
Other interest-earning
 assets.................        10.0         --        10.0         --         --         --
                           ---------   ---------  ---------   --------- ----------  ---------
  Total interest earned
   on assets............        12.9       (14.3)      (1.4)      289.4       (4.7)     284.7
                           ---------   ---------  ---------   --------- ----------  ---------
Savings.................        (4.0)       (4.5)      (8.5)       28.2       (1.4)      26.8
N.O.W. .................        (0.1)       (0.7)      (0.8)        2.9       (0.2)       2.7
Money market and
 variable rate savings..        (9.0)       (0.1)      (9.1)       29.2        0.7       29.9
Term certificates of
 deposit................       (31.3)       (3.4)     (34.7)      142.1      (21.3)     120.8
Mortgagors' escrow......         0.2        (0.1)       0.1         --        (0.3)      (0.3)
Securities sold under
 agreements to
 repurchase.............         5.6         0.4        6.0         1.8        --         1.8
Trading liabilities.....         0.1         --         0.1         --         --         --
Long term debt..........         6.4         --         6.4         --         --         --
Guaranteed Preferred
 Beneficial Interest in
 Company's Junior
 Subordinated
 Debentures.............        10.7         --        10.7         --         --         --
                           ---------   ---------  ---------   --------- ----------  ---------
  Total interest paid on
   liabilities..........       (21.4)       (8.4)     (29.8)      204.2      (22.5)     181.7
                           ---------   ---------  ---------   --------- ----------  ---------
Net change in net
 interest income........      $ 34.3      $ (5.9)    $ 28.4      $ 85.2     $ 17.8     $103.0
                           =========   =========  =========   ========= ==========  =========

-------
(1) In computing the volume and rate components of net interest income for loans, non-accrual loans and loans held for sale have been included.

(2) Includes interest-bearing deposits in other banks, federal funds and secu-rities purchased under agreement to resell.

                                    BUSINESS

OVERVIEW

The Company is a bank holding company organized in August 1993 under the laws of the state of Delaware and registered under the BHCA. The Company provides a variety of financial services through the Bank and GPMC and, to a lesser ex-tent, through GreenPoint Community Development Corp. ("GPCDC"), its community development subsidiary. As part of the Company's long term business plans, the Company intends to continue to explore a variety of alternative strategic in-vestment options to complement its existing business strengths, including pos-sible acquisitions of other thrift institutions, acquisitions of other finan-cial institutions or financial services companies or their assets, or expansion into other banking, mortgage, real estate or consumer finance related business-es. As of March 31, 1998, the Company had consolidated total assets of approxi-mately $13.2 billion, total deposits of approximately $10.9 billion and stock-holders' equity of approximately $1.3 billion.

The Bank was organized in 1868 as a New York State chartered savings bank. The Bank and its wholly owned subsidiary GPMC, a national mortgage banking company, are primarily engaged in the business of mortgage lending throughout the United States. The Bank and GPMC have total loans receivable of approximately $8.9 billion, which represents approximately 67% of total assets of the Company as of March 31, 1998. The Bank continues to attract retail deposits from the gen-eral public, which the Bank then invests, together with funds generated from operations, in mortgage loans and marketable securities. The Bank's revenues are derived principally from interest on its loan portfolio and investment se-curities. The Bank's primary sources of funds are deposits, principal and in-terest payments from loans, and wholesale funds.

GPCDC is a for-profit community development subsidiary organized in 1993. Com-plementing the Bank's leadership in lending in low- and moderate-income areas and to minorities, GPCDC's focus is primarily on special lending programs, de-velopment opportunities and assistance, consulting and other activities that promote the objective of greater access to affordable housing for low- and mod-erate-income persons residing in the areas served by the Company.

MORTGAGE BANKING SERVICES

The Company specializes in No Doc mortgage loan products. No Doc loan products serve a particular niche of borrowers willing to provide larger down payments and pay a premium, in the form of higher interest rates and loan fees, in ex-change for loan processing that is made more expedient by virtue of requiring less income and asset information than is required for loans underwritten in conformance with FNMA standards. This business strategy, which also relies on strict appraisal requirements, has enabled the Company to achieve higher inter-est margins and levels of net interest income than typical FNMA conforming loans which, in turn, has resulted in a high level of profitability despite historically higher levels of loan delinquencies.

CONSUMER BRANCH NETWORK

The Consumer Branch Network ("Branch Network") consists of 73 full-service banking offices, with 89 ATMs, located in the greater New York City Metropoli-tan area. The Branch Network offers a variety of financial services to meet the needs of the communities it serves. Among the services offered by the Branch Network are traditional time, savings and checking accounts, annuity products, mutual funds, mortgages, home equity loans, credit cards, Savings Bank Life In-surance, safe deposit services and student loans.

MANUFACTURED HOUSING LENDING

Manufactured housing lending, like the Company's No Doc lending, is a niche residential lending business. The Company hopes to leverage its experience in residential lending and the experience of the current management and personnel of B of A Housing to enhance its revenues and further expand the Company's mortgage lending business.

SUPERVISION AND REGULATION

Bank Regulation and Supervision
The Bank is a New York State chartered savings bank and its deposit accounts are insured up to applicable limits by the Federal Deposit Insurance Corpora-tion (the "FDIC"). The Bank is subject to extensive regulation by both the New York State Banking Department (the "Banking Department") and by the FDIC. New York State Banking law and federal law respecting FDIC-insured state banking institutions both delineate permissible activities of the Bank and require the Bank, among other things, to file reports with the Banking Department and the FDIC regarding its activities and financial condition, to obtain regulatory ap-provals prior to entering into certain transactions such as establishing branches, mergers with or acquisitions of other depository institutions, to maintain certain minimum levels of capital and to serve the credit needs of the communities in which it operates. In addition, the Board of Governors of the Federal Reserve System (the "FRB") requires the Bank to maintain certain re-serves against its transaction accounts.

Holding Company Regulation and Supervision
The Company is a registered bank holding company pursuant to the BHCA, and as such is subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. Under the BHCA and the rules and regulations of the FRB, the Company, as a bank holding company, is required to meet capital adequacy guidelines substantially similar to those of the FDIC for the Bank, is required, under certain circumstances, to obtain the prior approval or to give prior written notice to the FRB before entering into certain transactions such as mergers or acquisitions involving the Company or acquisitions of more than 5% of any class of voting shares of a bank or bank holding company. In addi-tion, as a bank holding company, the Company is generally prohibited from en-gaging in, or acquiring direct or indirect control of, any company engaged in non-banking activities.

Under the Federal Deposit Insurance Act, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance pro-vided by the FDIC to such an institution in danger of default. This law would have potential applicability if the Company ever acquired as a separate subsid-iary a depository institution in addition to the Bank.

In addition, although the Company is not currently a "bank holding company" as defined under the New York State Banking Law, if it were to become such, it would be subject to additional regulation by the Banking Department.

                                   MANAGEMENT

EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of the individuals who are deemed to be executive officers of the Company and the Bank as of the date of this Prospectus.

--------------------------------------------------------------------------------

NAME                         AGE OFFICE
--------------------------------------------------------------------------------
Thomas S. Johnson...........  57 Chairman and Chief Executive Officer
Bharat B. Bhatt.............  54 President and Chief Operating Officer
Ralph Hall..................  49 Executive Vice President, Mortgage Banking
S.A. Ibrahim................  46 Executive Vice President, Risk Management
Jeffrey R. Leeds............  52 Executive Vice President, Finance
Charles P. Richardson.......  51 Executive Vice President, Corporate Development
Ramesh Shah.................  50 Executive Vice President, Consumer Banking

THOMAS S. JOHNSON was Chairman, President and Chief Executive Officer of the Company and the Bank from August 1993 to October 1997. Since that time, he has been Chairman and Chief Executive Officer of the Company and the Bank. Mr. Johnson previously served as President of both Chemical Bank and Manufacturers Hanover Trust Company. He is a Director of R.R. Donnelley & Sons Company, a printing company, Online Resources & Communications Corporation and Alleghany Corporation, and a trustee of not-for-profit organizations including The Insti-tute of International Education, The Asia Society, The United States Japan Foundation, WNET Channel 13, New York, and Trinity College. A graduate of Trin-ity, Mr. Johnson received a masters degree in business administration from Har-vard University.

BHARAT B. BHATT joined the Company in July 1995 and serves as President and Chief Operating Officer of the Company and the Bank. Prior to that he served as Vice Chairman of the Company and the Bank. Prior to joining the Company, Mr. Bhatt was the Chief Financial Officer of Shawmut National Corporation (1992 -
1994), Senior Vice President at Mellon Bank (1989-1992) and Vice President at Chemical Bank (1971-1989). Mr. Bhatt holds a Bachelor of Laws and a Bachelor of Commerce degree from the University of Bombay. Mr. Bhatt attended the Manage-ment Program at Harvard Business School. Mr. Bhatt is also a member of the In-stitute of Chartered Accountants.

RALPH HALL is Executive Vice President, Mortgage Banking, of the Company and the Bank. Mr. Hall had been General Manager, Chief Operating Officer and Direc-tor of General Motors Acceptance Corporation (GMAC) Mortgage from 1992 to 1994; and President, Chief Executive Officer and a Director of GMAC Capital Corp. from 1988 to 1992. Mr. Hall began his mortgage career at Citicorp Mortgage, Inc. from 1986 to 1988; his last position at the Company being Vice President of Operations and Product Development. Previously, he was a Senior Consulting Manager with Arthur Andersen & Co. from 1978 to 1986. Ralph Hall served in the United States Marine Corps from 1967 to 1971. Mr. Hall holds a MBA at the Uni-versity of Houston (1977) and a BS/BA in Accounting and Economics at Southwest Missouri State University (1974).

S.A. IBRAHIM joined GreenPoint Bank in March 1997 and now serves as Executive Vice President, Risk Management of the Company and the Bank. Prior to joining the Bank, Mr. Ibrahim was in charge of International Reengineering at American Express' Travel Related Services Company. Previously, he held various positions at Chemical Banking Corporation, including Chief Executive Officer of the Mort-gage Business, Chief of Staff to the Vice Chairman in charge of Consumer Bank-ing and Chief Credit Officer for Consumer Banking. He has also been head of the Credit Card Operations at Crocker Bank and Chief Financial Officer of the Busi-ness Services Division at Bank of America. Mr. Ibrahim holds a B.E. in Engi-neering from Osmania University in Hyderabad, India, and an MBA in Finance from the Wharton School at the University of Pennsylvania.

JEFFREY R. LEEDS joined the Bank in September 1995 and serves as Executive Vice President, Finance of the Company and the Bank. Prior to that, he served as Se-nior Vice President and Treasurer. Prior to joining the Bank, Mr. Leeds held a variety of positions at Chemical Bank. His final assignment was as Head of the Asset and Liability Management staff. Prior to that he served for seven years as Chief Money Market Economist. Mr. Leeds began his career as an economist at the First National Bank of Chicago. He also spent two years as Director of New Product Development at the Chicago Board Options Exchange. Mr. Leeds earned a Bachelor's Degree in economics from the University of Michigan and holds a Mas-ters in Business Administration and Master of Philosophy from the Columbia Uni-versity Graduate School of Business.

CHARLES P. RICHARDSON joined the Company in April, 1993 and serves as Executive Vice President, Corporate Development of the Company and the Bank. Prior to that, he served as Executive Vice President and Chief Financial Officer of each. Prior to his joining the Company, Mr. Richardson was Executive Vice Pres-ident and Chief Financial Officer for Dollar Dry Dock Bank (1985-1992) and was a banking and thrift industry consultant (1992-1993). Mr. Richardson holds a business degree in Accounting from Temple University.

RAMESH SHAH joined the Bank in June 1996 as Executive Vice President, Marketing and Product Development, and now serves as Executive Vice President, Consumer Banking of the Company and the Bank. Prior to joining the Bank, Mr. Shah was Senior Vice President of NatWest Bancorp. (1994-1996); Senior Vice President of Shearson Lehman Brothers (1991-1994) and Senior Vice President of American Ex-press Company (1988-1991). Mr. Shah holds a Masters in Business Administration from Columbia University and a Bachelor of Arts degree from Bates College.

DIRECTORS OF THE COMPANY

Set forth below are the names and ages of the directors of the Company as of the date of this Prospectus and the year in which each director's term expires. The biographies of Messrs. Bhatt and Johnson are located above under the cap-tion "--Executive Officers."

--------------------------------------------------------------------------------

NAME                                                            AGE TERM EXPIRES
--------------------------------------------------------------------------------
Bharat B. Bhatt................................................  54         2001
Dan Huebner....................................................  67         1999
William M. Jackson.............................................  49         2000
Thomas S. Johnson..............................................  57         1999
Susan J. Kropf.................................................  49         1999
Robert M. McLane...............................................  68         2001
Charles B. McQuade.............................................  57         2000
Alvin N. Puryear...............................................  61         2000
Robert P. Quinn................................................  62         2000
Edward C. Schmults.............................................  67         2001
Wilfred O. Uhl.................................................  70         2001
Robert F. Vizza................................................  65         2001
Jules Zimmerman................................................  64         1999

DAN F. HUEBNER has been a Director of the Company since its formation in August 1993. A graduate of the University of Minnesota, Mr. Huebner also holds both a masters and professional degree in aeronautics from the California Institute of Technology. He is the retired Vice Chairman and a Director of Grumman Corpora-tion. Mr. Huebner is presently a Trustee of the Atlantic Mutual Insurance Co. and the Vesterheim Norwegian American Museum, and a Director of the Centennial Insurance Co. and the Atlantic Specialty Insurance Co.

WILLIAM M. JACKSON has been a Director of the Company since its formation in August 1993. A graduate of Harvard College, Mr. Jackson received a law degree from George Washington University Law School. Mr. Jackson is a partner with Satterlee, Stephens, Burke & Burke, L.L.P., a law firm in New York City.

SUSAN J. KROPF has been a Director of the Company since July 1994. Ms. Kropf has served as Executive Vice President/President, North America of Avon Prod-ucts, Inc. ("Avon") since March, 1997. She served as Senior Vice President/President--New and Emerging Markets of Avon from July 1996 to Febru-ary 1997. She served as Senior Vice President--Global Product and Business Development/President--Eastern Europe of Avon from 1994 to July 1996. She served as Senior Vice President--Global Product Management of Avon from 1993 to 1994, and Group Vice President, U.S. Product Marketing Group of Avon from 1992 to 1993. Ms. Kropf is a Director of Avon and Mead Corporation. A graduate of St. John's University, Ms. Kropf received a masters degree in business adminis-tration from New York University.

ROBERT M. MCLANE has been a Director of the Company since its formation in Au-gust 1993. A graduate of Yale University, Mr. McLane is a retired Senior Vice President of Marsh & McLennan, Inc., an insurance brokerage corporation. He is presently a Director of several private corporations and is a Trustee of Green-wood Cemetery, Brooklyn, New York.

CHARLES B. MCQUADE has been a Director of the Company since its formation in August 1993. A graduate of Fordham College, Mr. McQuade also obtained a masters degree in business administration at the Bernard M. Baruch Graduate Business School. Mr. McQuade is the President and Chief Executive Officer of the Securi-ties Industry Automation Corporation. Mr. McQuade is a Director with the Brook-lyn Bureau of Community Service and serves on the Advisory Boards of the

Center for Advanced Technology in Telecommunications (Polytechnic Institute) and The Stanton Heiskell Center for Public Policy in Telecommunications and In-formation Systems (City University of New York).

ALVIN N. PURYEAR has been a Director of the Company since its formation in Au-gust 1993. A graduate of Yale University, he received masters and doctorate de-grees from Columbia University's Graduate School of Business Administration. Dr. Puryear is a Professor of Management at Bernard M. Baruch College of the City University of New York. He is a director of Bank of Tokyo- Mitsubishi Trust Company in New York City. He is also the Chairman of the Presbyterian Church Investment and Loan Corporation, and a Director of the Broadcast Capital Fund, a small business investment company licensed by the Small Business Admin-istration, and The Interracial Council for Business Opportunity.

ROBERT P. QUINN has been a Director of the Company since its formation in Au-gust 1993. A graduate of the University of Notre Dame, Mr. Quinn was a General Partner and Managing Director of the investment banking firm of Salomon Broth-ers Inc, where he continues as an Honorary Director. Mr. Quinn is also a Trustee of G.E. Funds, a registered investment management company with several mutual fund portfolios. Mr. Quinn is the former Chairman and present member of the Board of Directors of St. Francis-Mercy Corporation, Roslyn, New York. Mr. Quinn is a member of the Advisory Council for the University of Notre Dame School of Arts and Letters.

EDWARD C. SCHMULTS has been a Director of the Company since July 1994. Mr. Schmults served as Senior Vice President and General Counsel of GTE Corporation from February 1984 to June 1994. A graduate of Yale University, Mr. Schmults received a law degree from Harvard Law School. Mr. Schmults held various posi-tions in government, including service as Deputy Attorney General of the United States and Under Secretary of the United States Treasury Department. Mr. Schmults was a partner with White & Case, a law firm in New York City. Mr. Schmults is a Director of The Germany Fund, The Central European Equity Fund, Deutsche Portfolio and Deutsche Funds, Inc., and Chairman of the Board of Trustees of The Edna McConnell Clark Foundation.

WILFRED O. UHL has been a Director of the Company since its formation in August 1993. A graduate of The Cooper Union School of Engineering, Mr. Uhl is the re-tired President of The Long Island Lighting Company, and a member of The New York Society of Professional Engineers and The Institute of Electrical and Electronic Engineers. Mr. Uhl is also Treasurer of The Interdenominational Housing Project in Great Neck, New York, and a Director of Wartburg Lutheran Services, Brooklyn, New York, a provider of services to the elderly.

ROBERT F. VIZZA has been a Director of the Company since its formation in Au-gust 1993. He is the retired President and Chief Executive Officer of the St. Francis-Mercy Corporation, the St. Francis Hospital Foundation and the St. Francis Research and Education Corp., Roslyn, New York. Having earned a doctor-ate in business administration from New York University, Dr. Vizza also at-tained an Honorary Doctorate of Laws from LaSalle College and is a Fellow of The International Academy of Management. He is a Director of the Phoenix Home Life Mutual Insurance Company, Greater New York Hospital Association, and the Catholic Health Network of L.I.

JULES ZIMMERMAN has been a Director of the Company since its formation in Au-gust 1993. A graduate of Hofstra University, Mr. Zimmerman is the retired Pres-ident and Chief Executive Officer of Hickok Associates, Incorporated, a con-sulting firm. He was a senior officer with Avon Products, Inc. from 1976 to 1985 and Chief Financial Officer from 1985 to 1988. Mr. Zimmerman was the New York Chapter President of The National Association of Corporate Directors and is affiliated with The American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He is a member of the Board of Directors of Projectvision Inc., an electronics company, Manhattan Scientific, Inc., a development stage electronics company, and the Associated Blind.

                          DESCRIPTION OF CAPITAL STOCK

The following information discusses certain provisions of the Company's Certif-icate of Incorporation, as amended (the "Certificate"), and Bylaws (the "By-laws") and the Delaware General Corporation Law (the "DGCL"). This information does not purport to be complete and is qualified in its entirety by reference to the Certificate, the Bylaws and the DGCL.

AUTHORIZED CAPITAL

The Company is authorized to issue two hundred and seventy million (270,000,000) shares of capital stock consisting of two hundred and twenty mil-lion (220,000,000) shares of Common Stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). As of June 25, 1998, there were 83,387,002 shares of Common Stock out-standing and no shares of Preferred Stock outstanding.

COMMON STOCK

Voting
Except as described below under the caption "--Restrictions on Acquisitions-- Limitations on Voting Rights," the holders of Common Stock (the "Stockholders") are entitled to one vote per share. Stockholders do not have the right to cumu-lative voting in the election of directors.

Dividends
Subject to the prior rights of the holders of any Preferred Stock then out-standing, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation or dissolution, to receive the net assets of the Company remaining after payment of all liabilities and after payment to holders of all shares of Preferred Stock of the full preferential amounts to which such holders may be entitled, in proportion to their respective holdings.

The Company is a legal entity separate and distinct from its banking and other subsidiaries. A substantial portion of the Company's revenues result from amounts paid as dividends to the Company by the Bank. New York law imposes cer-tain restrictions on the ability of the Bank to pay such dividends.

In addition, the Company and its bank subsidiaries are subject to various gen-eral regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Banking Department and the FDIC are authorized to determine, under certain circumstances relating to the financial condition of a state bank, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The Banking Department and the FDIC have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The Banking Department, the FDIC and the FRB have each indicated that banking organizations should generally pay divi-dends only out of current operating earnings.

Preemptive Rights; Redemption
Stockholders are not entitled to any preemptive, subscription or conversion rights. The Common Stock is not subject to redemption. All of the outstanding shares of Common Stock, including the securities offered hereby, are fully paid and nonassessable.

PREFERRED STOCK

No shares of Preferred Stock are currently outstanding. The Board of Directors can, without Stockholder approval, (i) provide for the issuance of shares of Preferred Stock in series, (ii) establish the number of such shares to be in-cluded in such series, and (iii) fix the designation, powers, preferences and rights of each such series and any qualifications, limitations or restrictions thereon. The Company does not currently have any plans to issue Preferred Stock.

RESTRICTIONS ON ACQUISITIONS

Limitations on Voting Rights
The Certificate provides that no record owner of Common Stock beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then-outstanding shares of Common Stock (the "Limit") as of the record date for determining the Stockholders entitled to vote on any matter may vote any shares of Common Stock in excess of the Limit. Any such record holder may cast that number of votes equal to the number of votes that a single record owner of all Common Stock beneficially owned by such person would be entitled to cast sub-ject to the limitation on voting rights described in this paragraph, multiplied by a fraction, the numerator of which is the number of shares of Common Stock that are both beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Com-mon Stock beneficially owned by such person owning shares in excess of the lim-it. "Beneficial ownership" is determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act (the "Rules") and includes (i) shares beneficially owned, directly or indirectly, by such person or any of his "affiliates" (as defined in the Certificate), (ii) shares that such person or his any of his affiliates (A) has the right to acquire upon exercise of conver-sion rights, exchange rights, warrants, options or otherwise or (B) has sole or shared voting or investment power with respect thereto pursuant to any agree-ment, arrangement, understanding, relationship or otherwise or (iii) shares beneficially owned, directly or indirectly, by any other person with which such first mentioned person or any of its affiliates acts as a partnership, limited partnership, syndicate or other group pursuant to any agreement, arrangement or undertaking for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Company (provided that no person shall be deemed to be the beneficial ownership of any shares solely because such person holds a revocable proxy granted for a particular meeting of Stockholders pursuant to a public solicitation of proxies). No director or officer of the Company shall be deemed to beneficially own shares beneficially owned by any other director or officer solely by virtue of acting in their capacities as such, and neither shall the Company's Employee Stock Ownership Plan (the "ESOP") or any similar plan of the Company or the Bank or any trustee of the ESOP or any similar plan (solely by virtue of such trustee's capacity as a trustee) be deemed to benefi-cially own any shares held under the ESOP or any similar plan. This provision of the Certificate can be amended only upon the vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of Directors (after giving effect to the limitations described in this paragraph) (the "Voting Stock"), voting as a single class.

Change of Control Provisions in the Certificate and Bylaws
The Certificate provides that Business Combinations between the Company or any majority-owned subsidiary of the Company and an "Interested Stockholder" (as defined below) or any affiliate thereof require the affirmative vote of the holders of at least 80% of the Voting Stock, voting as a single class, unless such Business Combination (i) is approved by a majority of the Company's direc-tors who are unaffiliated with the Interested Stockholder and were members of the Board of Directors prior to the time the Interested Stockholder became such (or were elected by a majority of such directors) or (ii) meets certain price and procedure requirements that provide for consideration per share of common stock and any other class of voting stock generally equal to the greater of that paid by the Interested Stockholder when it acquired its shares of such stock or the highest per share closing price of the Common Stock on the NYSE during the 30-day period immediately preceding the date in question. "Business Combination" is defined to include: (i) any merger or consolidation of the Com-pany or any subsidiary of the Company with any Interested Stockholder or any other corporation that is or, after such merger or consolidation, would be an "Affiliate" (as defined in Rule 12b-2 of the Rules) of an Interested Stockhold-er, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other dispo-sition to or with any Interested Stockholder or Affiliate thereof or any of the assets of the Company or any Subsidiary having a Fair Market Value (as defined in the Certificate) of at least 25% of the combined assets of the Company and its Subsidiaries, (iii) the issue or transfer by the Company or any Subsidiary of any securities of the Company or any Subsidiary to any Interested Stock-holder or Affiliate thereof in exchange for cash, securities or other property having a Fair Market Value of at least 25% of the combined Fair Market Value of the common stock of the Company and its Subsidiaries (other than an issuance or transfer to an employee benefit plan of the Company or any Subsidiary), (iv) the adoption of any plan for the liquidation or dissolution of the Company pro-posed by or on behalf of an Interested Stockholder or Affiliate thereof, or (v) any reclassification of securities or recapitalization of the Company, or any merger or consolidation of the Company with any of its Subsidiaries or any other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any of its Subsidiaries owned by any Interested Stockholder or Af-filiate thereof. "Interested Stockholder" is defined to include any person who beneficially owns, directly or indirectly, more than 10% of the Voting Stock, is an Affiliate of the Company and at any time within the two-year period imme-diately prior to the date in question was the beneficial owner, directly or in-directly, of 10% of more of the voting power of the then-outstanding Voting Stock, or is an assignee of or otherwise succeeded to any such shares, if such assignment or succession was by means of a transaction not involving a public offering within the meaning of the Securities Act.

Certain Other Provisions of the Certificate and Bylaws
The Certificate and Bylaws contain a number of other provisions that may also be deemed to have the effect of discouraging or delaying attempts to gain con-trol of the Company, including provisions in the Certificate: (i) classifying the Board of Directors into three classes, each class to serve for three years, with one class being elected annually; (ii) authorizing the Board of Directors to fix the size of the Board of Directors; (iii) authorizing directors to fill vacancies on the Board of Directors that occur between annual meetings; (iv) providing that directors may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the Voting Stock, voting as a single class; (v) authorizing only the Board of Directors, acting pursuant to a resolution adopted by a majority of the total number of authorized directors, to call a special meeting of Stockholders; (vi) requiring any action by Stock-holders to be effected at a duly called annual or special meeting of Stock-holder and not by written consent of the Stockholders; (vii) permitting the Board of Directors to consider all relevant factors when evaluating offers by another person to make a tender or exchange offer for any equity security of the Company, to merge or consolidate the Company with another entity or to pur-chase or otherwise acquire all or substantially all of the properties and as-sets of the Company, including the social and economic effects of accepting such an offer on customers, employees and the communities in which the Company or any of its majority-owned subsidiaries operates or is located; and (viii) requiring the affirmative vote of the holders of at least 80% of the of the Voting Stock to amend any of the aforementioned provisions of the Certificate and Bylaws imposing an 80% voting requirement. The existence of the foregoing provisions could result in (i) the Company being less attractive to a potential acquiror, and (ii) the Stockholders receiving less for their shares of Common Stock than otherwise might be available in the event of a take-over attempt.

Regulation
The Change in Bank Control Act prohibits a person or group of persons from ac-quiring "control" of a bank holding company unless the FRB has been given 60 days' prior written notice of such proposed acquisition and within that time period the FRB has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition is subject to FRB approval under the BHCA. An acquisition may be made prior to the expiration of the disapproval pe-riod if the FRB issues written notice of its intent not to disapprove the ac-tion. Under a rebuttable presumption established by the FRB, the acquisition of more than ten percent of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, con-stitute the acquisition of control.

In addition, any company is required to obtain the approval of the FRB under the BHCA before acquiring 25 percent (five percent in the case of an acquiror that is a bank holding company) or more of the outstanding shares of Common Stock or otherwise obtaining "control" over the Company. Under the BHCA, "con-trol" generally means (i) the ownership or control of 25 percent or more of any class of voting securities of a bank holding company, (ii) the ability to elect a majority of a bank holding company's directors or (iii) the ability otherwise to exercise a controlling influence over the management and policies of a bank holding company. Accordingly, prior approval of the FRB would be required be-fore any company could acquire 25% or more of the Company's Common Stock.

Under New York Banking Law, the prior approval of the Banking Department is re-quired before (i) any action is taken that causes any company to become a bank holding company, (ii) any action is taken that causes any banking institution to become or to be merged or consolidated with a subsidiary of a bank holding company; (iii) any bank holding company acquires direct or indirect ownership or control of more than 5% of the voting stock of a banking institution; (iv) any bank holding company or subsidiary thereof acquires all or substantially all of the assets of a banking institution; or (v) any action is taken that causes any bank holding company to merge or consolidate with another bank hold-ing company.

In addition, prior approval of the Banking Department is required before taking any action that causes any company to acquire direct or indirect "control" of a banking institution. Under New York Banking Law, "control" is presumed to exist if any company directly or indirectly owns, controls or holds with power to vote 10% or more of the voting stock of a banking institution or of any company that owns, controls or holds the power to vote 10% or more of the voting stock of a banking institution. Accordingly, prior approval of the Banking Department would be required before any company could acquire 10% or more of the Company's Common Stock.

THE DELAWARE GENERAL CORPORATION LAW

The Company is subject to Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation such as the Company from engaging in various "Busi-ness Combination" transactions with any "Interested Stockholder" for a period of three years after the date of the transaction in which the person became such, unless (i) the board of directors approved the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stock-holder prior to the date the Interested Stockholder became such, (ii) upon con-summation of the transaction resulting in the stockholder becoming an Inter-ested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, ex-cluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) em-ployee stock plans in which employee participants do not have the right to de-termine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the Busi-ness Combination is approved by the board of directors and authorized at an an-nual or special meeting of stockholders, and not by written consent, by the af-firmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder. "Business Combination" is defined in a similar manner as that term is defined in the Certificate. "Inter-ested Stockholder" is a person who (i) is the owner of 15% or more of the cor-poration's voting stock or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the corporation's voting stock within the immediately preceding three-year period, and the affiliates and associates of such persons. Section 203 could prohibit or delay mergers or other takeover at-tempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is Chase Mellon Securi-ties.

                                  UNDERWRITING

J.P. Morgan & Co. is acting as bookrunning lead manager for the Offering. J.P. Morgan & Co., Goldman, Sachs & Co and Lehman Brothers Inc. are acting as joint lead managers.

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Underwriters named below, for whom J.P. Morgan Securities Inc., Goldman, Sachs & Co., Lehman Brothers Inc., Friedman, Billings, Ramsey & Co., Inc., Keefe, Bruyette & Woods, Inc. and NationsBanc Montgomery Securities LLC, are acting as representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Com-mon Stock set forth opposite their names below. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken. Under certain circum-stances, the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreement.

                                                                      ----------
                                                                Number of Shares
UNDERWRITERS                                                    ----------------
J.P. Morgan Securities Inc. ...................................
Goldman, Sachs & Co. ..........................................
Lehman Brothers Inc. ..........................................
Friedman, Billings, Ramsey & Co., Inc. ........................
Keefe, Bruyette & Woods, Inc. .................................
NationsBanc Montgomery Securities LLC..........................
                                                                      ----------
  Total........................................................       15,000,000
                                                                      ==========

The Underwriters propose initially to offer the Common Stock directly to the public at the price set forth on the cover page of this Prospectus and to cer-
tain dealers at such price less a concession not in excess of $   per share.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $   per share to certain other dealers. After the public offering of the Common Stock, the public offering price and such concessions may be changed.

Pursuant to the Underwriting Agreement, the Company has granted the Underwrit-ers an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 2,250,000 shares of Common Stock on the same terms and conditions as set forth on the cover page hereof. The Underwriters may ex-ercise such option to purchase solely for the purpose of covering over-allot-ments, if any, made in connection with the sale of the Common Stock offered hereby. To the extent such option is exercised, each Underwriter will have a commitment, subject to certain conditions, to purchase approximately the same percentage of such additional Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the un-derwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the Offering if the syndicate repurchases previously dis-tributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Un-derwriters are not required to engage in these activities, and may end any of these activities at any time.

The Company has agreed to indemnify the Underwriters against certain liabili-ties, including liabilities under the Securities Act.

The Company and each of the Company's executive officers and directors have agreed, with limited exceptions, that during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, they will not (i) offer, sell, contract to sell or otherwise dispose of Common Stock or any securities of the Company which are substantially similar to the Common Stock, including but not limited to any se-curities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities or
(ii) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of Common Stock or any securities substantially similar to the Common Stock, in each case without the prior written consent of J.P. Morgan Securities Inc. The restric-tions described in this paragraph do not apply to (a) the issuance by the Com-pany of shares of Common Stock pursuant to employee stock option and restricted stock plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus or (b) the issuance of shares of Common Stock in connection with the transactions de-scribed in this Prospectus.

From time to time in the ordinary course of their respective businesses, cer-tain of the Underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with the Company and its affiliates.

                                 LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by its special counsel, Wachtell, Lipton, Rosen & Katz, and for the Un-derwriters by their special counsel, Davis Polk & Wardwell. Wachtell, Lipton, Rosen & Katz has provided and continues to provide services for the Company, including in connection with the B of A Housing Acquisition.

                                    EXPERTS

The financial statements as of and for the years ended December 31, 1997 and 1996 incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements for December 31, 1995 incorporated herein by reference to the Company's 1997 Annual Report on Form 10-K have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwrit-ing discounts and commissions, payable in connection with the sale and distri-bution of the securities being registered. All amounts except the Securities and Exchange Commission registration fee and the NASD filing fee are estimated.

   ITEM                                                                  AMOUNT
   ----                                                                  ------
   Registration fee..................................................... 203,550
   NASD filing fee......................................................  30,500
   Blue Sky fees and expenses...........................................   5,000
   Printing and engraving expenses...................................... 300,000
   Legal fees and expenses.............................................. 150,000
   Accounting fees and expenses......................................... 200,000
   Transfer Agent and Registrar fees....................................   2,500
   Miscellaneous........................................................   8,450
       Total............................................................ 900,000


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Registrant is a Delaware corporation subject to the applicable provisions of the Delaware General Corporation Law (the "DGCL") related to the limitation of director liability, indemnification of directors and officers and insurance against director and officer liability maintained by a corporation on behalf of directors and officers.

  Section 102(b)(7) of the DGCL permits a corporation's certificate of incorpo-ration to eliminate or limit the personal liability of a director to the corpo-ration or its stockholders for monetary damages for breach of fiduciary duty as a director provided that the relevant provision does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payment of a dividend or approval of an unlawful stock pur-chase or redemption or (iv) for any transaction from which the director derived an improper personal benefit.

  Section 145(a) of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pend-ing or completed action, suit or proceeding, whether civil, criminal, adminis-trative or investigative (other than an action by or in the right of the corpo-ration) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corpora-tion, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such per-son reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the relevant conduct was unlawful.

  Section 145(b) of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pend-ing or completed action or suit by or in the right of the corporation by reason of the fact that such person acted in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim or issue as to which such person shall have been adjudged liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine upon application that, despite the adjudication of lia-bility but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery of Delaware or such other court deems proper.

  Section 145(c) of the DGCL provides that a corporation must indemnify a pres-ent or former director or officer of a corporation who has been successful on the merits or otherwise in the defense of any action, suit or proceeding re-ferred to in subsections (a) and (b) of Section 145 or in defense of any claim, issue or matter therein against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  Section 145(e) of the DGCL permits a corporation to pay expenses (including attorneys' fees) incurred by an officer or director in defending any proceeding in advance of the final disposition of such matter upon receipt of an undertak-ing by or on behalf of such person to repay such amount if it is ultimately de-termined that such person is not entitled to indemnity. The indemnification provided for by Section 145 of the DGCL is not exclusive of any other rights to which the indemnified party may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

  Section 145(g) of the DGCL provides that a corporation may purchase and main-tain insurance on behalf of any person who is or was a director, officer, em-ployee or agent of the corporation or was or is serving in such a capacity at the request of the corporation with another business entity against any liabil-ity asserted against such person and incurred by such person in any such capac-ity, or arising out of such person's status as such, whether or not the corpo-ration would have the power to indemnify such person against such liability un-der Section 145 of the DGCL.

  Registrant's Certificate of Incorporation (the "Certificate") includes provi-sions limiting director liability, providing for indemnification of directors and officers and permitting Registrant to maintain insurance against director and officer liability.

  Article ELEVENTH of the Certificate provides as follows:

    A Director of this Corporation shall not be personally liable to the Cor-poration or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Direc-tor's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director de-rived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent per-mitted by the Delaware General Corporation Law, as so amended.

    Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modifi-cation.

  Sections A, B, D and E of Article TENTH of the Certificate provide as fol-lows:

    A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corpora-tion or of a partnership, joint venture, trust or other enterprise, includ-ing service with respect to an employee benefit plan (hereinafter an "in-demnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent au-thorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader in-demnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (includ-ing attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indem-nitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indem-nification, the Corporation shall indemnify any such indemnitee in connec-tion with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Direc-tors of the Corporation.

    B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposi-tion (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of ex-penses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an un-dertaking (hereinafter an "undertaking"), by or on behalf of such indemni-tee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemni-tee's heirs, executors and administrators.

    D. The rights to indemnification and to the advancement of expenses con-ferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Cor-poration's Certificate of Incorporation, Bylaws, agreement, vote of stock-holders or Disinterested Directors or otherwise.

    E. The Corporation may maintain insurance, at its expense, to protect it-self and any Director, Officer, employee or agent of the Corporation or Subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corpora-tion Law.

  The Registrant maintains an insurance policy insuring the directors and offi-cers of the Corporation against certain acts and omissions arising while serv-ing or acting in their official capacities.

  Under the Underwriting Agreement, the Underwriters are obligated, under cer-tain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  The following Exhibits are filed herewith or incorporated herein by refer-ence:

    1.1 Form of Underwriting Agreement.
    2.1 Stock Purchase Agreement, dated as of April 11, 1998, by and between
        BankAmerica Corporation and GreenPoint Bank (incorporated herein by reference to Exhibit 2.1 of the Registrant's Quarterly Report on Form
        10-Q for the quarter ended March 31, 1998).
    3.1 Certificate of Incorporation of GreenPoint Financial Corp.
        (incorporated herein by reference to Exhibit 3.1 of the Registrant's
        Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).
    3.2 Bylaws of GreenPoint Financial Corp. (incorporated herein by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997).
    5.1 Opinion of Wachtell, Lipton, Rosen & Katz.*
   23.1 Consent of KPMG Peat Marwick LLP.
   23.2 Consent of Price Waterhouse LLP.
   23.3 Consent of Wachtell, Lipton, Rosen & Katz (contained in Exhibit 5.1).*
   24.1 Power of Attorney.*

--------

*Previously filed.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, each filing of Registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new regis-tration statement relating to the securities offered therein, and the of-fering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) For purposes of determining any liability under the Securities Act of 1933:

      (a) the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

      (b) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the se-curities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the Reg-istrant pursuant to the DGCL, the Certificate of Incorporation or the By laws of Registrant, indemnification agreements entered into between Registrant and its officers and directors, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, of-ficer, or controlling person of Registrant in the successful defense of any ac-tion, suit, or proceeding) is asserted by such director, officer, or control-ling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by con-trolling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, Registrant certi-fies that it has reasonable grounds to believe that it meets all of the re-quirements for filing on Form S-3 and has duly caused this registration state-ment to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on June 26, 1998.

                                               Greenpoint Financial Corp.
                                                      (Registrant)

                                                /s/   Thomas S. Johnson
                                          By___________________________________
                                                     Thomas S. Johnson
                                               Chairman and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 26, 1998.

  /s/   Thomas S. Johnson
-------------------------------
      Thomas S. Johnson,
      Chairman and Chief
       Executive Officer
 (Principal Executive Officer)

            *
-------------------------------
        Bharat B. Bhatt
Member of the Board, President
  and Chief Operating Officer

-------------------------------
   Dan F. Huebner, Director

            *
-------------------------------
 William M. Jackson, Director

            *
-------------------------------
   Susan J. Kropf, Director

            *
-------------------------------
  Robert M. McLane, Director

            *
-------------------------------
 Charles B. McQuade, Director

            *
-------------------------------
  Alvin N. Puryear, Director

            *
-------------------------------
   Robert P. Quinn, Director

            *
-------------------------------
 Edward C. Schmults, Director

            *
-------------------------------
   Wilfred O. Uhl, Director

            *
-------------------------------
   Robert F. Vizza, Director

            *
-------------------------------
   Jules Zimmerman, Director

            *
-------------------------------
     Charles P. Richardson
   Executive Vice President

            *
-------------------------------
       Jeffrey R. Leeds
 Executive Vice President, Fi-
             nance
 (Principal Financial Officer)

            *
-------------------------------
       Mary Beth Farrell
   Senior Vice President and
          Comptroller

*/s/ Thomas S. Johnson
-------------------------------

Thomas S. Johnson, as Attor-
ney-in-fact.

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
  1.1    Form of Underwriting Agreement.
  2.1    Stock Purchase Agreement, dated as of April 11, 1998, by and between
         BankAmerica Corporation and GreenPoint Bank (incorporated herein by reference to Exhibit 2.1 of the Registrant's Quarterly Report on Form
         10-Q for the quarter ended March 31, 1998).
  3.1    Certificate of Incorporation of GreenPoint Financial Corp.
         (incorporated herein by reference to
         Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q for the
         quarter ended March 31, 1998).
  3.2    Bylaws of GreenPoint Financial Corp. (incorporated herein by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K, dated
         December 31, 1997).
  5.1    Opinion of Wachtell, Lipton, Rosen & Katz.*
 23.1    Consent of KPMG Peat Marwick LLP.
 23.2    Consent of Price Waterhouse LLP.
 23.3    Consent of Wachtell, Lipton, Rosen & Katz (contained in Exhibit 5.1).*
 24.1    Power of Attorney.*

--------

*Previously filed.